NO ACT

PE
1-9-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


12026475

March 13, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-13-12

Roy H. Stahl
Aqua America, Inc.
rhstahl@aquaamerica.com

Re: Aqua America, Inc.
Incoming letter dated January 9, 2012

Dear Mr. Stahl:

This is in response to your letters dated January 9, 2012 and March 7, 2012 concerning the shareholder proposal submitted to Aqua America by NorthStar Asset Management Inc. Funded Pension Plan. We also have received letters on the proponent's behalf dated February 9, 2012 and March 8, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sandfordlewis@gmail.com

March 13, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Aqua America, Inc.
Incoming letter dated January 9, 2012

The proposal requests the board to create a comprehensive policy articulating the company's respect for and commitment to the human right to water.

We are unable to concur in your view that Aqua America may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on the significant policy issue of human rights and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Aqua America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Aqua America may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Aqua America has a policy that compares favorably with the guidelines of the proposal. Accordingly, we do not believe that Aqua America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 8, 2012

Via Electronic Mail
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: NorthStar Asset Management, Inc. Proposal on the Human Right to Water at Aqua America – Supplemental Reply

Ladies and Gentlemen:

NorthStar Asset Management Inc. (the "Proponent") requested that I submit the following brief supplemental reply to the second letter of Aqua America (the "Company") of March 7, 2012, regarding the Proposal on the human right to water. In short, the Proponent stands by its prior letter.

The human right to water is a significant social policy issue with a clear nexus to the company. This transcends the ordinary business concern of being a highly regulated industry.

The Company's supplemental letter makes much of the fact that it operates in a highly regulated context and asserts that this renders the proposal excludable under the ordinary business exclusion of Rule 14a-8(i)(7). When a resolution that may address some matters of ordinary business is focused upon a significant social policy issue, as this proposal clearly is, based on the staff precedents cited in our letter, the operative principles for Staff decisions are first, whether that significant social policy issue has a nexus to the Company, and second, whether the proposal otherwise micromanages the company. Exchange Act Release No 40018 (May 21, 1998) (and as demonstrated in ongoing staff implementation). In this instance, the nexus is clear, and there is no micromanagement.

If the proposal interfered with regulatory compliance, this could result in exclusion either as an issue of micromanagement (Rule 14a-8(i)(7)) or as an issue of impossibility of implementation of the proposal. (Rule 14a-8(i)(6)). In this instance, however, the Company is unable to effectively assert either of these arguments. Nowhere in its arguments does nor can the company demonstrate that it is unable to establish policies which provided greater or lesser respect for the human right to water while operating within its regulated environment.

The Company does assert that some of its choices affecting human rights to water are predetermined, for instance, from where it is allowed to draw water or to set rates. As one example, the Company notes that its rates are regulated by utility regulators. We are aware that rates must comply with local regulations. We are also aware that the process of rate

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

setting when a utility has a monopoly as a service provider can be inherently problematic. Yet there are many ways in which a water company with a comprehensive human right to water policy can address issues such as *availability* and *affordability* to prevent violations of such a policy. Management that has embraced the "ethical standards" outlined in a carefully crafted human right to water policy will not rely solely on the minimum standards of behavior of the governing municipality. For example, a company can participate in the rate-setting process and advocate for needy customers by establishing shut-off policies that do not inhibit access for the elderly or infirm; by communicating and engaging with customers to ensure transparency—regardless of potential language barriers—when rates change or policies are amended; and by adjusting expansion plans to exceed minimum regulatory requirements.

Most of the issues entailed in the U.N. definition of a human right to water go well beyond those determined by regulators. For instance, the right of *physical access* to bodies of water may be affected by the company's facilities policies. *Sufficiency* of water may be affected by the degree to which company withdrawal practices and policies affect private wells or surface waters. *Acceptability* may be affected by water color and taste changes, which affect customers' faith in their water supply.

The Proponent's resolution does NOT outline the specific ways in which the company must adhere to the human right to water, but rather asks the Company to address this significant public policy issue by creating a policy which upholds this human right, rather than merely relying on local regulation to guide business decisions. There may come a time when the Company becomes a global provider of water services, and establishing and operating from a broader human rights perspective will enhance public perception and competition in the United States and elsewhere.

The fact that Aqua America is highly regulated does not render this proposal excludable. In fact, it should be noted that another publically traded water utility has already adopted a human right to water policy.

In a great many instances, shareholder proposals address highly regulated issue areas, yet a significant social policy issue involved transcends ordinary business. To cite just a few examples:

- A company's "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated." *JP Morgan Chase* (March 19, 2010).
- Hydraulic fracturing and natural gas address issues of environmental and community concerns. *EOG Resources, Inc.* (February 3, 2010); *Cabot Oil and Gas, Corp.* (January 28, 2010).
- Disclosure of costs of nuclear power, and investment in renewable energy sources at an energy company. *Dominion Resources, Inc.* (February 9, 2011)

- Storm water management policy. *Lowes, Inc.* (March 16, 2011)

The fact that these were highly regulated issues or industries did not render the proposals excludable. Similarly, the present proposal is not excludable despite the fact that this particular company, or companies in its sector, are highly regulated. Under the existing Staff rules and practice, the Company has ample opportunities to protect against intrusive or inappropriate proposals. Simply asserting that the Company is highly regulated does not negate a significant social policy issue that transcends ordinary business.

Therefore, we urge the staff to notify the Company that the proposal is not excludable.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Julie Goodridge, NorthStar Asset Management, Inc.
Roy H. Stahl, Aqua America



Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010

Roy H. Stahl
General Counsel

T: 610.645.1035
F: 610.645.1061
rhstahl@aquaamerica.com
www.aquaamerica.com

March 7, 2012

Via E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Aqua America, Inc.
Supplemental Letter Regarding Shareholder Proposal of NorthStar Asset Management Inc.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 9, 2012, we submitted a letter (the "No-Action Request") on behalf of Aqua America, Inc., a Pennsylvania corporation (the "Company" or "Aqua America"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from NorthStar Asset Management Inc. (the "Proponent"). The Proposal requests that the Company "create a comprehensive policy articulating our company's respect for and commitment to the human right to water."

The No-Action Request presented our position that the Proposal may be excluded under Rule 14a-8(i)(7) because, by asking that the Company create a policy regarding its "respect for and commitment to the human right to water," the Proposal of necessity involves tasks fundamental to the Company's management's ability to run the Company on a day-to-day basis, including its compliance with laws and regulations as a public water utility company, and, as a result, the Proposal implicates the Company's ordinary business operations. We write supplementally to respond to correspondence dated February 9, 2012 from the Proponent regarding the No-Action Request (the "Proponent's Response"). The Proponent's Response went to great lengths to attempt to counter the Company's argument that the Company has substantially implemented the Proposal, but does little to address the Company's position that any human right to water is almost entirely defined by the legal and regulatory requirements that govern how a public utility like the Company provides water to the public. The closest the Proponent's Response comes to addressing this position is a vague reference to the "use" of water by a soda bottling company being "central to the company's business model, and an intrinsic and highly regulated business matter." In particular, we write to highlight that the Proponent's Response does not address one of our primary arguments related to this position contained in Part I.B. of the No-Action Request, which reads as follows:

> In requesting creation of a "comprehensive policy" regarding the "human right to water," the Proposal articulates the Proponent's position on the main elements of this right, namely the provision of "safe, sufficient, acceptable, physically accessible, and affordable water for personal and domestic use." Not only do many of these elements relate to the Company's ordinary business matters, but they are also almost entirely governed by regulations that the Company must comply with on a day-to-day basis and that dictate the quality, quantity, price and availability of water, the primary product that the Company, as a public water utility, provides to its customers. In fact, government regulatory bodies, not the Company, determine the nature and extent of any such human right to water because these bodies fix the specific rules and standards governing the quality, quantity, price and availability of water. The Company is regulated by state and, in some cases, local utility regulatory bodies and environmental regulatory bodies in every jurisdiction in which it operates. In general, the utility regulators determine the adequacy of the water service provided to customers and the price to be charged for the water service. The Company cannot choose to provide water at rates different than the rates approved by the utility regulators. In addition, the utility regulators govern the Company's financing activities used to fund its operations and infrastructure investments, the Company's levels of customer service and the Company's billing practices. The utility regulators determine where the Company can operate and where it cannot.
>
> In addition to the utility regulators, the quality of water supplied by a water utility is governed by environmental regulators who establish and enforce safe drinking water standards. These standards are reviewed and updated periodically by the environmental regulators to help ensure the quality of the drinking water provided to the public. Violations of these standards must be reported to the environmental regulator, and utilities may be fined for failing to adhere to these standards.

The No-Action Request then continues on to discuss more specifically the various laws and regulations that apply to each step in the process of collecting water from the Company's sources and providing water to its customers and with which the Company must comply.

We request that the SEC take into account the Proponent's failure to address the Company's position on this issue of legal and regulatory requirements governing the Company's provision of water to the public in evaluating the Company's No-Action Request.

Based upon the foregoing analysis, and our arguments set forth above and in the No-Action Request, we reiterate our request that the Staff concur that the Company may exclude the

Proposal under Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations (*i.e.*, involving the Company's compliance with laws and regulations, among other things). In addition, we reiterate our request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal for reasons previously set forth in the No-Action Request.

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If the Company or its legal counsel can be of any further assistance in this matter, please do not hesitate to call me at (610) 645-1035 or Justin W. Chairman and Andrew T. Budreika of Morgan, Lewis & Bockius LLP at (215) 963-5061 and (215) 963-5493, respectively.

Sincerely,

Roy H. Stahl

Chief Administrative Officer, General Counsel
and Secretary of Aqua America, Inc.

Enclosures

cc: NorthStar Asset Management Inc.
Justin W. Chairman, Morgan, Lewis & Bockius LLP
Andrew T. Budreika, Morgan, Lewis & Bockius LLP

SANFORD J. LEWIS, ATTORNEY

February 9, 2012

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal submitted to Aqua America regarding a comprehensive policy on the human right to water by the NorthStar Asset Management, Inc.

Ladies and Gentlemen:

NorthStar Asset Management Inc. (the "Proponent") is the beneficial owner of common stock of Aqua America (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company requesting that the Board of Directors create a comprehensive policy articulating the Company's respect for and commitment to the human right to water. We have been asked by the Proponent to respond to the no action request letter dated January 9, 2012 sent to the Securities and Exchange Commission by the Company. The Company contends that the Proposal may be excluded from the Company's 2012 proxy statement by virtue of Rule 14a-8(i)(7) or Rule 14a-8(i)(10).

We have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is our opinion that the Proposal is not excludable by virtue of either of the rules.

We are sending a copy of this letter to Roy H. Stahl, Aqua America.

THE PROPOSAL

For convenience, the proposal in its entirety is attached (Exhibit 1). The following is the resolved clause and supporting statement.

> **RESOLVED,** the shareholders request that the Board of Directors create a comprehensive policy articulating our company's respect for and commitment to the human right to water.
>
> **SUPPORTING STATEMENT**
> Proponents believe the policy should elucidate Aqua America's commitment to ensuring sustainable access to water resources, entitling everyone to sufficient, safe, acceptable, physically accessible and affordable water while operating our business.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

SUMMARY

The Company asserts that the proposal is excludable as relating to its ordinary business. However, the human right to water is a significant social policy issue which transcends ordinary business. The fact that the Company is in the water business increases the nexus of the issue to the company, rather than making this a matter of excludable ordinary business. The Company also asserts that its mission statement, fact sheet and sustainability report fulfill the request of the Proposal for a comprehensive policy articulating the Company's respect for and commitment to the human right to water. However, the Company's activities and reporting do not compare favorably to the guidelines of the proposal. The Company's description of its various activities on water, and providing scattered rhetoric on the importance of water to people and the planet, does not fulfill the essential objectives of a comprehensive policy on the human right to water. Such a policy is a systematic statement of the company's commitment to respecting the human rights of external stakeholders, and a clear articulation of the steps the company and its employees will take to respect those rights. As such, the essential objectives of the Proposal are not substantially implemented.

ANALYSIS

The Proposal does not address excludable ordinary business.

The human right to water is a significant social policy issue that transcends ordinary business.

As noted by the Company, Exchange Act Release No 40018 (May 21, 1998), clarified that a shareholder proposal may touch on matters that relate to the ordinary business of the Company if there is a significant social policy issue that causes the proposal to transcend ordinary business concerns. In addition, as articulated repeatedly by the Staff in recent years, any such proposals also must not micromanage the Company, and the social policy issue must have a nexus to the company. As demonstrated below, all of these criteria are met in the present proposal.

Proposals requesting the articulation of a policy on human right to water have long been seen by the Staff as addressing a significant social policy issue, not excludable as ordinary business. PepsiCo (February 28, 2008), American International Group Inc. (March 14, 2008), Intel (March 13, 2009). These companies at which a proposal on the human right to water has been found to not constitute excludable ordinary business include a bottler, an insurer, and a high-volume human water using manufacturer. What each of the companies had in common was an appropriate nexus to the social policy issue, that is, implicating the human right to water in their activities. Especially in the case of the bottler, the use of water was central to the company's business model, and an intrinsic and highly regulated business matter, yet the significance of the social policy issue caused the issue to transcend ordinary business and not be excludable.

The Proposal is unlike the various precedents cited by the Company on page 4 and 5 of its letter, where exclusion was permitted on the basis of ordinary business, because in those instances, the staff had not found an overriding social policy issue to exist.

The Company implies later in its letter that perhaps a significant social policy is involved in the human right to water, but then notes that "The fact that a shareholder proposal may touch upon a matter of social policy implications does not necessarily removed from the realm of ordinary business matters." On page 8 of its letter, it cites a string of cases where exclusion was permitted due to "intrusion in ordinary business." These cases can be understood as yielding exclusion either due to the lack of nexus of the social policy issued to the company's business, J.P. Morgan Chase and Company (March 12, 2010), or out of micromanagement concerns – for instance, procedures for protecting user information Verizon Communications, Inc. (February 13, 2009), workforce management General Electric (February 3, 2005), or requiring the company to install reduced water flow shower heads, Marriott International Inc. (March 17, 2010).

The present Proposal does not micromanage the Company, but rather seeks the adoption of broad principles to guide its operations in respect of human rights. Further, as documented below, the social policy issue in question has a strong nexus to the company and its operations.

- **The social policy issue of the human right to water has a nexus to the Company.**

If the "human right to water" is a significant social policy issue for bottlers, insurers and manufacturers, it is even more so a significant social policy issue for a water supply company. The whereas clauses of the shareholder proposal demonstrates the nexus of the social policy issue to the Company:

> **WHEREAS**, Aqua America, Inc. utilizes natural water resources for our company's livelihood, and water quality and quantity is vital for Aqua America's success. Three million residents throughout thirteen states from Maine to Texas rely on our company's water service for survival;
>
> At the time of writing this resolution, the U.S. Drought Monitor reports that 31% of the U.S. is in a drought, while nearly 9% is in an "exceptional" drought. 100% of Texas is currently in a drought, 88% of which is described by the U.S. Drought Monitor as "extreme" or "exceptional." Further, 95% of Georgia is in a drought, as well as 40% of North Carolina and 69% of Missouri, all states our Company serves.
>
> Scientific evidence points to climate change as the reason behind droughts throughout the world. The impact of climate change has been so extreme that the UN Development Program has defined the current global water scarcity as "water apartheid" due to structural wealth and location inequalities in access to safe water. As shareholders, we are concerned that climate change will put significant pressure on our Company to provide safe, sufficient, acceptable, physically accessible and

affordable water for personal and domestic use.

* * *

Our company's continued operation without strong human right and environmental policies face serious risks to our reputation and share value if we are seen to be responsible for or complicit in human rights violations, specifically the violation or erosion of the right to sufficient, safe, acceptable, physically accessible and affordable water;

Significant commercial advantages may accrue to our Company by creating a comprehensive human right to water policy, including enhanced corporate reputation, improved community and stakeholder relations, reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits.

The core elements of a policy on a human right to water include:

1. Safety
2. Sufficiency
3. Acceptability
4. Physical accessibility
5. Affordability

The significance of the human right to water for this company is as a provider of water and water services. As a provider of water, the human right to water implicates the impact that the Company's water policies have on other uses and sources in the community. For instance, do their activities (pricing, infrastructure, community engagement) limit the physical accessibility of water supplies and resources to people in the community? Does the Company as a steward of community water operate such that sufficiency of water resources in the areas they operate is at risk? Does it undermine the safety of water supplies?

Since in many areas the Company is the sole provider of water for residents, its role as a seller of water is also relevant since safety, sufficiency and water quality are relevant to their human rights to water *as consumers who have no choice but to buy from the company*. Food and Water Watch', an NGO, issued a report on Aqua America's rate hikes and water quality: http://www.foodandwaterwatch.org/tools-and-resources/aqua-america/
The report asserts that Aqua America is undermining customers' human rights to water. Aqua serves 45,000 customers in Nassau County—residents whose Senator says pay as much as five times the rate of neighbors served by public water districts.[1] The Florida Public Service Commission (PSC) earlier this year deemed Aqua's quality of service as "marginal," and customers around the state complained about Aqua's service and foul-smelling water.[2] **Issues of safety, sufficiency, affordability and acceptability of water are all implicated in the Company's relations with these captive customers.**

[1] http://bit.ly/xQyIZS
[2] http://bit.ly/t98fYc

The Company has not Substantially Implemented the Proposal.

The Company argues that its Sustainability Report, Mission Statement, and Fact Sheet substantially implement the request of the Proposal. However, the proposal requests that the Company create a **policy articulating the Company's firm commitment to upholding the human right to water throughout its local and, if applicable in the future, international operations**. The proposal does not request an explanation of the company's practices relating to water, but rather a written policy clearly articulating for all actors within the company how the Company will, in its operations, uphold and commit to the human right to water in five key areas (as defined by the United Nations): ***sufficient, safe, acceptable, physically accessible*** **and** ***affordable*** water.

If a human right to water policy was in place at the company, issues facing the company such as foul-smelling water, marginal ratings, and extraordinary costs to consumers might have been preempted by careful management decisions based on a clear corporate policy outlining the Company's commitment to the human right to water.

The Company's Mission Statement and Fact Sheet do not address the specific issues requested in the Proponent's proposal.

While the Company's commitment to "public health and environmental quality standards" and "[c]ontinuing its capital investment in system improvements" are admirable, the Proponent's proposal specifically requests that the Company commit to a company-wide, human right to water policy. In the requested policy, the Company would articulate for shareholders, customers, and communities specific assurances and obligations by the Company that relate to the human right to water. Such a policy could discuss, for example, the issue of affordability to the poorest customers, including failure-to-pay shutoff policies, payment plans, and financial assistance policies for families in need; assurances of safe, high-quality water for drinking and sanitation, without contamination by carcinogenic chemicals, pesticides, or waste; guarantees by the Company that reasonable water pressure and plentiful water volume will remain a high priority; and a commitment by the company that water will remain accessible, regardless of all other facts, to community members who need it, including a pledge to engage with community members in a constructive manner over disagreements. None of these issues are addressed in the Company's Mission Statement and Fact Sheet.

The reporting by the Company on water-related activities does not constitute substantial implementation of a request for a formal policy under Staff precedents.

Staff precedents for this resolution on the human right to water include examples of companies where substantial implementation was found to exist, and others where it was rejected. It is clear that the present set of facts are more like Exxon Mobil (March 18, 2011), where substantial implementation was rejected, than Procter & Gamble (August 4, 2010) where substantial implementation was found to have occurred.

In the case of Procter & Gamble (August 4, 2010), the company had adopted a revised water policy developed in discussions with the proponent, describing how the company will work to ensure future sustainable access to water resources and the availability of adequate quality and quantity of water that is essential for life, a requirement to achieve the standard of living adequate for everyone's health and well-being. Thus the company policy in question involved adoption of a set of principles consistent with the human right to water. The Revised Water Policy includes the company's commitment to: sustainable water management in product design, manufacturing and consumer use; transparency; meeting legal requirements; P&G's Children Safe Drinking Water program and working with external partners, NGOs (non-governmental organizations) and other associations. The Procter & Gamble policy statement was developed with consideration of the UN guidance on this issue as was implicated by the proposal.

By contrast, in the case of Exxon Mobil (March 18, 2011), where a substantial implementation claim was rejected by the Staff, the company had described various **activities** on water, and asserted rhetoric on "corporate responsibilities," but did not fulfill the essential objectives of a comprehensive policy on the human right to water. **The company lacked a systematic statement of the company's commitment to respecting the human rights of external stakeholders, and a clear articulation of the steps the company and its employees will take to respect those rights. Accordingly, the Staff rejected the substantial implementation claim, as it should in the present case.**

Under Rule 14a-8(i)(10), substantial implementation of a proposal requires more than existing actions or partial policies that touch upon the same subject matter as a proposal. *See* Abbott Laboratories (Feb. 28, 2008) (A human rights proposal on the right to access medicines was not excludable even though the company had programs and made significant contributions on the need for affordable access to medicines.); Target Corporation (April 1, 2002) (A proposal was not excludable because all of the proposed principles were not reflected in the existing policies and the existing 20% independent monitoring did not equal the completely independent monitoring requested.). *See also* Chevron (March 22, 2008), the proposal requested the company to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation. Although the company had a "paper policy," the proponents brought forth ample evidence that the company had not effectively implemented the policy, and further that the program was neither transparent nor verifiable.

Company reporting on certain water related activities does not fulfill the request for a clearly articulated commitment, recognizing stakeholders rights to water and enumerating the steps the company will take to respect those rights.

As the Company itself notes, "substantial implementation" under Rule 14a-8(i)(10) requires that a company's actions have satisfactorily addressed both the proposal's underlying concerns and its essential objective. Noticeably, the Company's current actions have not done either. The essential objective of the Proposal is the establishment of a Board-articulated policy indicating the Company's commitment to respect for human rights and its strategies for fulfilling that respect. Although many corporations have recognized that several of their water-related practices need improvement and have begun to engineer better ways to reduce water consumption, for instance, the core issue presented by the Proposal is a clearly articulated corporate policy of respect for the human right to water.

One of the leading experts on the question of corporate responsibilities regarding human rights is John Ruggie, the United Nations secretary general's special representative on business and human rights. Ruggie has forged a working consensus among companies, governments and advocates that human rights are not just a business concern, but that both governments and companies have human rights responsibilities. The Ruggie/UN "Protect, Respect and Remedy Framework" and companion Guiding Principles provide an entry point for many companies to consider human rights seriously for the first time and will frame the business and human rights discussion for years to come. According to those guiding principles one of the first things companies must do after digesting the overall framework is to adopt a human rights policy. A company must demonstrate exactly how it is meeting its responsibility to respect human rights. Human rights commitments need to be elaborated by the company, communicated to employees and other stakeholders, and reflected in company operations. That is the purpose of a policy.

The Company's Sustainability Report touts water as "the ultimate sustainable resource" and the "most recycled natural resource on the planet," and describes the Company as "being mindful of the impacts on society and the environment," however the Sustainability Report provides no overarching policy, standards of action, or governing ethical commitment on behalf of the company, as is requested by the Proposal.

The Proposal explains that a policy on the human right to water would be used as an ethical framework by the Company when making business decisions to ensure that its operations do not risk violating United Nations-sanctioned human rights. The Report continues to espouse the Company's "achievements" in water, yet it fails to satisfy the Proposal by committing the Company to an official corporate policy upholding the human right to water. The fact that the Company is reporting on its efforts is commendable, however to "substantially implement" the proposal the Company would need a written, principled framework articulating a SPECIFIC commitment to the human right to water.

The notion of a human right to water centers upon first, the recognition of the rights of stakeholders – individuals in communities – affected by the company, and then describing how the company will respect those rights. The company's existing statements focus instead on describing various actions, but stop far short of providing a specific company policy, which would articulate clearly for all employees of Aqua America the obvious need to respect these stakeholders rights, and articulating specifically how the company and its employees must do so.

In such a "human right to water" policy, the Company would first make a definitive commitment to upholding the human right to water, and then articulate the ways in which it will satisfy each aspect of the human right to water (sufficient, safe, acceptable, physically accessible and affordable water). See the attached examples of human right to water policies adopted at other multinational corporations (Exhibit 2). For instance, PepsiCo's policy on the human right to water, contained in full in the appendix, describes the company's commitments as follows:

1. Safety: We will ensure that our operations preserve the quality of the water resources in the communities in which we do business;
2. Sufficiency: Our operating objective is to ensure that our use of water will not diminish the availability of community water resources to the individuals or the communities in the areas in which we operate;
3. Acceptability: We will involve communities in our plans to develop water resources, and will assure transparency of any risks or challenges to the local governments and community members in an on-going manner;
4. Physical Accessibility: We will assure that our operations will not adversely impact physical accessibility of community members to community water resources and will address community concerns in a cooperative manner;
5. Affordability: We will appropriately advocate to applicable government bodies that safe water supplies should be available in a fair and equitable manner to members of the community. Such water should be safe and of consistent and adequate supply and affordable within local practices.

While the Aqua America Sustainability Report discusses the water crisis, it does not clearly articulate for its employees the operational commitments needed to ensure that its operations do not hinder safe, sufficient, acceptable, physically accessible, and affordable water for personal and domestic use. As such, the Company has not "substantially implemented" the objectives of the proposal and the Staff should not allow exclusion.

Fragmentary statements of aspirations or "responsibility" embedded in a report on company activities does not constitute a comprehensive policy.

In its letter, the Company attempts to point to aspirational or rhetorical statements scattered throughout its Sustainability Report and other documents as evidence of a "policy." Among the statements cited by the Company as proof of such a policy are the comments that "Water is the substance of all life" … "water is our business, and we are committed to its collection, treatment and delivery in ways that are both sustainable and beneficial for today's society," and "sustainability involves conducting business in ways that can be maintained for generations."

These disparate statements fail to add up to an articulation of the elements of the human right to water and fail to address most of the essential points of the Proposal for a comprehensive policy articulating "Aqua America's commitment to ensuring sustainable access to water resources, entitling everyone to sufficient, safe, acceptable, physically accessible and affordable water while operating our business." Although the Company notes that the availability of freshwater and safe water supplies and sanitation are critical to health and the environment, the focus of these disparate comments is not necessarily on the rights of the individuals in these communities, but rather can be understood to reflect the Company's recognition of external resource and political limitations on its operations. The company does not articulate a commitment to assure the availability of fresh and safe water supplies and sanitation; it merely suggests that it is important.

While the company offers its aspirations and asserts that it "takes its responsibilities seriously," it would be a speculative exercise at best for external stakeholders or even more important, internal employees who are supposed to be guided by a policy, to discern from the document the extent of the company's "commitment to ensuring sustainable access to water resources, entitling everyone to sufficient, safe, acceptable, physically accessible and affordable water while operating our business" which is required in any human right to water policy. As such, the report cannot be understood as substantially implementing the need for a "comprehensive policy."

A company that implements a small fraction of a Proposal's request for a policy cannot be said to have substantially implemented the proposal. For example, in *Chesapeake Energy Corporation* (March 30, 2009) the proposal requested the company amend its equal opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy. The company challenged the proposal asserting that its policy of nondiscrimination on sexual orientation substantially implemented the policy, but the policy did not mention gender identity and the Staff found that as such, the request was not "substantially implemented."

Existing Company activities and controversies further demonstrate the need for such a policy on the human right to water.

Furthermore, the Company itself has already come under scrutiny of water-rights nongovernmental organizations which indicate that the Company has *failed* to adhere to the human right to water. In the 2008 report by Food & Water Watch, the Company is criticized for targeting struggling small public water utilities, "voraciously eating up small systems," then raising the water rates and infrastructure surcharges to such high rates that some residents can no longer afford to pay their bills.

According to that report, in May 2007, the Company's Aqua Utilities Florida attempted to double water rates for 110,000 residents in 15 Florida counties. The increases, which would have made water triple the price paid by residents' neighbors on public water, were so exorbitant that some called it "unfair, discriminatory and downright unconstitutional.[3]"

---

[3] "Aqua America: Strategies of a Water Profiteer," Food & Water Watch,2008.

Eventually, the state attorney general's office was forced to intervene on behalf of the residents.

Additionally, after the Company took over the water systems in Neuse River Village, NC in 2004, over 65 households in the small manufactured home park had their water service cut off. Food & Water Watch reports that:

> "dozens of families had to fill jugs of water at their neighbors' faucets for daily cleaning and cooking, and many resorted to using the nearby woods as a bathroom. Parents and children faced possible eviction because a county health ordinance required homes to have running water."

Acts such as this – putting families at physical risk of illness, eviction, dehydration, and inability to care for loved ones – is in direct violation of the human right to water as the United Nations describes it. In this incident in North Carolina, individuals' **right to safe, sufficient, acceptable, physically accessible, and affordable water** was ignored. According to Food & Water Watch, the Company either failed to notify residents of fee increases or communicated in English with the primarily Spanish-speaking community, completing failing to engage with the community members before beginning to institute water disconnections and allowing residents to accrue debts over $1,000.

In 2007, Aqua America's Illinois division was criticized by angry residents who were suddenly charged for water they had not used – such as "270,000 gallons of water on a vacant lot," or "water bill[s] vary[ing] the size of...waterline pipe from month to month."[4] These consumers in Manteno, Illinois received notices that Aqua Illinois would shut off their water when payment for the leak was questioned by residents. These actions clearly violate the human right to water's provisions of **affordable, accessible,** and **sufficient** water for domestic and personal use.

In Wake County, NC, carcinogens radium and uranium were found to contaminate Company-provided drinking water, including uranium levels five times higher than allowed by the EPA.[5] In January 2007, Florida officials had to order Aqua Utilities Florida to reduce levels of "trihalomethane, a water quality violation ongoing since October 2005."[6] Quality and safety violations such as these are clearly in contrast to the human right to water, especially considering that the Company considers these contaminations to be "not an immediate risk."[7]

Rather than indicating that the company's current policies on water are equivalent to a human right to water policy, this string of activities by the Company indicates that the Company does ***not grasp the key element of human right to water***. A human right to water policy would

---

[4] Id.
[5] "Aqua America: Strategies of a Water Profiteer." 2008. Food & Water Watch.
[6] "Aqua America: Strategies of a Water Profiteer." 2008. Food & Water Watch.
[7] "Important information about your drinking water." Aqua Utilities Florida, February 2008. Available at: http://www.chuluotawater.com/

shape the Company's business decisions throughout its U.S. operations, and, when successfully implemented, would shield the Company from making the aforementioned errors and failures in judgment.

Because the Company's Sustainability Report, Fact Sheet, and Mission Statement completely fail to address the five United Nations-sanctioned facets of the human right to water: safety, sufficiency, acceptability, physical accessibility, and affordability, these documents cannot suffice as a policy on the human right to water, nor can they be considered to substantially implement the Proposal. As a water utility providing drinking and sanitation water to three million U.S. residents, all five of these essential focuses are essential to the Company, its shareholders, customers, and the communities in which it draws water supplies.

CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rule 14a-8(i)(7) or Rule 14a-8(i)(10).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc:

Julie Goodridge, NorthStar Asset Management, Inc.
Roy H. Stahl, Aqua America

Exhibit 1
Text of the Shareholder Proposal

Policy on the Human Right to Water

WHEREAS, Aqua America, Inc. utilizes natural water resources for our company's livelihood, and water quality and quantity is vital for Aqua America's success. Three million residents throughout thirteen states from Maine to Texas rely on our company's water service for survival;

At the time of writing this resolution, the U.S. Drought Monitor reports that 31% of the U.S. is in a drought, while nearly 9% is in an "exceptional" drought. 100% of Texas is currently in a drought, 88% of which is described by the U.S. Drought Monitor as "extreme" or "exceptional." Further, 95% of Georgia is in a drought, as well as 40% of North Carolina and 69% of Missouri, all states our Company serves.

Scientific evidence points to climate change as the reason behind droughts throughout the world. The impact of climate change has been so extreme that the UN Development Program has defined the current global water scarcity as "water apartheid" due to structural wealth and location inequalities in access to safe water. As shareholders, we are concerned that climate change will put significant pressure on our Company to provide safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use.

On September 30, 2010, the UN Human Rights Council adopted a resolution affirming that access to water and sanitation are human rights. UN Special Rapporteur Catarina de Albuquerque explained that "the right to water and sanitation is contained in existing human rights treaties and is therefore legally binding...The right to water and sanitation is a human right, equal to all other human rights, which implies that it is justiciable and enforceable." The United States joined the consensus in voting for this resolution.

Our company's continued operation without strong human right and environmental policies face serious risks to our reputation and share value if we are seen to be responsible for or complicit in human rights violations, specifically the violation or erosion of the right to sufficient, safe, acceptable, physically accessible and affordable water;

Significant commercial advantages may accrue to our Company by creating a comprehensive human right to water policy, including enhanced corporate reputation, improved community and stakeholder relations, reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits;

RESOLVED, the shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the human right to water.

SUPPORTING STATEMENT

Proponents believe the policy should elucidate Aqua America's commitment to ensuring sustainable access to water resources, entitling everyone to sufficient, safe, acceptable, physically accessible and affordable water while operating our business.

Exhibit 2

Exemplary Company Policies on the Human Right to Water

PepsiCo Guidelines in Support of the Human Right to Water

Water is critical to life, and essential to business. It is the primary ingredient in our company's beverages, and also necessary to produce most of our other products. As such, water quality and quantity are essential in our daily activities, and essential to the activities of our communities, consumers, and other partners. Our search for a clean and ample water supply brings us into the lives of many individuals around the globe. We recognize the impact of our business on each community in which we operate, and likewise the impact of our communities on our business. We are committed to supporting governments which preserve the Human Right to Water of individuals in the communities where our company operates, and advocating this right more broadly through our strategic approaches across the enterprise. The United Nations defines the Human Right to Water as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use. Therefore, PepsiCo agrees to the following steps to ensure that our business engagement across the globe, first and foremost, respects the Human Right to Water:

1. Safety: We will ensure that our operations preserve the quality of the water resources in the communities in which we do business;
2. Sufficiency: Our operating objective is to ensure that our use of water will not diminish the availability of community water resources to the individuals or the communities in the areas in which we operate;
3. Acceptability: We will involve communities in our plans to develop water resources, and will assure transparency of any risks or challenges to the local governments and community members in an on-going manner;
4. Physical Accessibility: We will assure that our operations will not adversely impact physical accessibility of community members to community water resources and will address community concerns in a cooperative manner;
5. Affordability: We will appropriately advocate to applicable government bodies that safe water supplies should be available in a fair and equitable manner to members of the community. Such water should be safe and of consistent and adequate supply and affordable within local practices.

We at PepsiCo respect the human rights recognized by the countries in which we operate, and will not take any action that would undermine a state's obligation to its citizens to protect and fulfill the Human Right to Water and, absent of a country's Human Right to Water Policy, we commit to operate within the principles of the Human Right to Water Policy as defined by the United Nations.

Intel Water Policy

Intel recognizes that water is a critical natural resource that is of strategic importance to our business and the communities in which we operate. We acknowledge the importance of having guiding principles in terms of our responsible use and preservation of this vital resource.

Our commitment to environmental stewardship—including responsible water management—is embodied in both Intel's Environmental, Health & Safety Policy and in the Intel Code of Conduct, which asks employees to consider both the short and long-term impacts to the environment and the community when making business decisions.

The United Nations defines the Human Right to Water as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use. Consistent with our commitment to environmental responsibility and respect for the human right to water, Intel's water policy supports the following tenets in the communities in which we operate:

- *Safety:* Commit to preserve the quality of water resources we utilize in the communities where we operate.
- *Sufficiency:* Strive to operate in a manner that minimizes impact from our operations on the availability of community water resources.
- *Transparency:* Openly communicate and engage with our communities regarding our water usage and conservation initiatives in an ongoing manner.
- *Physical Accessibility:* Work to ensure that our operations do not adversely impact physical accessibility of community members to water resources.
- *Responsibility:* Consider the impact on water throughout all stages in our operations, including: reviewing access to sustainable water sources as a criterion when selecting a site for a new Intel facility, incorporating water conservation elements into the design of our facilities, and establishing specific water goals for new process technology changes in an effort to support a safe, consistent, adequate and affordable water supply in line with local practices.

Further, we commit to continuous improvement through research and partnerships with other companies and organizations on standards and activities to develop improved water footprint methodologies and best practices in responsible water management.

March 2010

Johnson & Johnson

Statement on Human Right to Water

Johnson & Johnson recognizes the Human Right to Water, which, as defined by the United Nations, entitles everyone to sufficient, safe, acceptable, physically accessible and affordable water for personal and domestic uses. We also recognize that the actions of companies can impact water quality and quantity. Water is critical to life and, at the same time, essential to producing health care products, ensuring sanitation, and securing livelihoods. Because both people and companies rely on clean, plentiful water, we must all work to ensure supplies are adequate and quality is assured. Johnson & Johnson is committed to respecting human rights and complies with the local laws protecting those rights in all the countries where we are present. We operate according to the following principles to ensure that our businesses respect the human right to water:

1. Sufficient water: We strive to operate in a manner that will not diminish community water resources. We consider the availability of water when selecting new business locations and we seek to achieve efficient use of water resources at all operational locations. Since 2001, Johnson & Johnson has had long-term water-use reduction goals. Our companies conduct water audits, implement best conservation practices and use technology to increase the use of recycled water.

2. Safe and acceptable water: We seek to preserve the quality of water resources in the communities in which we do business. To further this, we consider relevant local and community water standards, and consistently apply our own internal quality standards to our operations worldwide. We welcome open engagement with local communities regarding our water usage and conservation initiatives.

3. Physical accessibility of water: We will not knowingly adversely impact the ability of people to access community water resources and we will address community concerns in a prompt, cooperative and open manner.

4. Affordable water: In conversations with governmental bodies, we support the principle that safe water supplies should be affordable and available in a fair and equitable manner to all members of a community.

February 2011

Green Mountain Coffee Roasters, Inc. Policy
in support of the Human Right to Water

Green Mountain Coffee Roasters, Inc. (GMCR) recognizes that water is a critical natural resource that is of strategic importance to our business, our stakeholders, and the communities in which we operate.

In 2010, the United Nations expanded the Universal Declaration of Human Rights to include the Human Right to Water, defined as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use.

Consistent with our historical commitment to corporate social and environmental responsibility, we recognize the Human Right to Water and acknowledge the importance of having guiding principles in terms of our responsible use and preservation of this vital resource.

Therefore, GMCR agrees to the following steps to ensure that our business engagement across the globe, first and foremost, respects the Human Right to Water:

1. **Safety**: commit to preserve the quality of the water resources we utilize in the communities where we operate.
2. **Sufficiency**: strive to operate in a manner that minimizes impact from our operations on the availability and cost of community water resources.
3. **Acceptability**: in our domestic and supply-chain business relationships we will specifically include access to clean water in our ongoing engagement efforts.
4. **Transparency**: openly communicate and engage with the communities in which we operate regarding our water usage and conservation initiatives in an ongoing manner.
5. **Physical Accessibility**: work to assure that our operations will not adversely impact physical accessibility of community members to water resources and will address community concerns in a cooperative manner.



Aqua Pennsylvania, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010

Roy H. Stahl
General Counsel

T: 610.645.1035
F: 610.645.1061
rhstahl@aquaamerica.com
www.aquaamerica.com

January 9, 2012

Via E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Aqua America, Inc.
Shareholder Proposal of NorthStar Asset Management Inc.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of Aqua America, Inc., a Pennsylvania corporation (the "Company" or "Aqua America"), to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal) and statement in support thereof received from NorthStar Asset Management Inc. (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- simultaneously sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal calls for the adoption by the Company's shareholders of the following resolution:

> **RESOLVED,** the shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the human right to water.

A copy of the complete Proposal and related correspondence from the Proponent is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

The Company respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal deals with matters relating to a company's ordinary business operations. As discussed below, the Proposal encompasses a variety of issues that clearly relate to the Company's day-to-day management of its water utility operations, including decisions regarding water quality and quantity and compliance with complex laws and regulations. Accordingly, the Company believes the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7).

A. Precedent Regarding Exclusion Under Rule 14a-(8)(i)(7).

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. The term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission also stated that, "consistent with the policy of most state corporate laws," the general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Furthermore, in the 1998 Release, the Commission emphasized the two "central considerations" for the ordinary business exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

1998 Release. Aqua America believes that these central considerations justify exclusion of the Proposal.

Even if a shareholder proposal does raise a significant social policy issue, as discussed further below, the Staff has concurred with the exclusion of a proposal that raises a significant social policy issue when other aspects of the report or action sought in the proposal implicate a company's ordinary business operations. The Company believes that most Rule 14a-8(i)(7) determinations considered by the Staff do not revolve around whether the subject matter of a proposal has raised a significant social policy issue but instead depend on whether the specific actions sought by the proposal or some other aspect of the proposal involve day-to-day business matters.

B. The Proposal Is Excludable Because It Relates To Tasks Fundamental To Management's Ability to Run the Company on a Day-to-Day Basis, Including The Company's Compliance with Laws and Regulations and Its Decisions Regarding Production Quantity and Quality.

Aqua America is a water utility and leading provider of drinking water and wastewater services for nearly 3 million people in 11 states in the United States. In its publicly available Mission Statement, the Company states as one of its core missions that it is dedicated to "[p]roviding quality water and wastewater service, in a manner consistent with applicable standards for public health and environmental quality standards." See Exhibit B attached hereto and Mission Statement *available at* https://www.aquaamerica.com/Pages/Mission.aspx. The Company's concern with providing quality water in sufficient quantities for the communities it serves has been a cornerstone of the Company's operations since it was formed in 1886, and the Company devotes considerable effort and resources to accomplishing this part of its mission. The Proposal, by its very terms, relates to the core of Aqua America's business – the manner in which it operates to provide water and wastewater services to its customers.

Few, if any, decisions made by a water utility like Aqua America more directly relate to, or have a more dramatic impact on, Aqua America's day-to-day operations than its decisions and policies regarding the provision of water and wastewater services. In attempting to request a comprehensive policy on the Company's commitment to the human right to water that articulates the ways in which the Company will satisfy each element of that right as defined by the Proponent, the Proponent is seeking to subject to shareholder oversight aspects of Aqua America's business that, due to their complex nature, are most appropriately handled by management. It is critical to understand that implementing the type of policy contained in the Proposal involves complex technical, operational, financial and regulatory issues and requires the execution of hundreds of day-to-day decisions by the Company's 1,600 employees such as managing water supplies, overseeing water treatment, regulating water volumes and pressures, and pumping, storing, sampling, testing, reporting and metering water. Nothing is more central to the ordinary business operations of the Company or, as stated in the 1998 Release, "fundamental to management's ability to run [the Company] on a day-to-day basis," than its decisions and policies regarding the provision of water and wastewater services. Thus, the Proposal addresses "core matters involving the Company's business and operations" and, accordingly, relates to ordinary business matters within the meaning of Rule 14a-8(i)(7).

The Staff has long recognized that proposals that attempt to govern business conduct involving internal operating policies, customer relations and legal compliance may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. *See, e.g., Verizon Communications Inc.* (Feb. 15, 2011) (permitting exclusion of a proposal requesting that the company operate its broadband network consistent with net neutrality principles as relating to the company's ordinary business operations while noting that the topic had recently attracted increasing levels of public attention); *AT&T Inc.* (Feb. 2, 2011) (same); *The Coca-Cola Company* (Feb. 17, 2010) (permitting exclusion of a proposal that the company publish a report discussing policy options responsive to concerns regarding bottled water because the proposal implicated customer relations and decisions relating to product quality); *The Western Union Company* (Mar. 6, 2009) (permitting exclusion of a proposal that sought a report on the company's policies on investment in communities as relating to "investment decisions"); *Verizon Communications Inc.* (Feb. 22, 2007) (permitting exclusion of a proposal that sought a report on the technical, legal and ethical policy issues pertaining to the disclosure of customer records and communications content to government agencies without a warrant and the effect of such disclosures on customer privacy rights as relating to "protecting customer information"); *AT&T Inc.* (Feb. 7, 2008) (same); *H&R Block, Inc.* (Aug. 1, 2006) (permitting exclusion of a proposal that sought implementation of a legal compliance program with respect to lending policies as relating to "credit policies, loan underwriting, and customer relations").

Furthermore, as noted above, the Commission in the 1998 Release included "decisions on production quality and quantity" in a list of examples of "tasks that are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Staff has repeatedly held that decisions relating to management actions involving specific company products involve ordinary business operations and, as a result, proposals relating to a company's decisions on production quality and quantity may be omitted under Rule 14a-8(i)(7). *See, e.g., Campbell Soup Company* (Aug. 21, 2009) (permitting exclusion of a proposal calling for the company to take a leadership role in educating people on a healthy diet, to launch a campaign that puts it in the forefront of food companies and to not label products as "healthy" unless they meet healthy standards); *PetSmart, Inc.* (Apr. 8, 2009) (permitting exclusion of a proposal seeking a report on the feasibility of phasing out its sale of live animals); *The Home Depot, Inc.* (Mar. 4, 2009) (permitting exclusion of a proposal seeking a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and any other toxins contained in one of its branded products); *FedEx Corporation* (July 14, 2009) (permitting exclusion of a proposal asking the company to address efforts related to American Indians in products, advertising, endorsements, sponsorship and promotions); *Wal-Mart Stores, Inc.* (Mar. 24, 2008) (permitting exclusion of a proposal requesting that the board issue a report on the viability of Wal-Mart's UK cage-free egg policy).

In requesting creation of a "comprehensive policy" regarding the "human right to water," the Proposal articulates the Proponent's position on the main elements of this right, namely the provision of "safe, sufficient, acceptable, physically accessible, and affordable water for personal and domestic use." Not only do many of these elements relate to the Company's ordinary business matters, but they are also almost entirely governed by regulations that the Company must comply with on a day-to-day basis and that dictate the quality, quantity, price and availability of water, the primary product that the Company, as a public water utility, provides to its customers. In fact, government regulatory bodies, not the Company, determine the nature and extent of any such human right to water because these bodies fix the specific rules and standards governing the quality, quantity, price and availability of water. The Company is regulated by state and, in some cases, local utility regulatory bodies and environmental regulatory bodies in every jurisdiction in which it operates. In general, the utility regulators determine the adequacy of the water service provided to customers and the price to be charged for the water service. The Company cannot choose to provide water at rates different than the rates approved by the utility regulators. In addition, the utility regulators govern the Company's financing activities used to fund its operations and infrastructure investments, the Company's levels of customer service and the Company's billing practices. The utility regulators determine where the Company can operate and where it cannot.

In addition to the utility regulators, the quality of water supplied by a water utility is governed by environmental regulators who establish and enforce safe drinking water standards. These standards are reviewed and updated periodically by the environmental regulators to help ensure the quality of the drinking water provided to the public. Violations of these standards must be reported to the environmental regulator, and utilities may be fined for failing to adhere to these standards.

Tracing the various steps in the process of collecting water from its sources and providing water to its customers reveals how the Proposal directly relates to the Company's basic management functions regarding its compliance with detailed federal, state and local laws and regulations and, accordingly, is excludable under Rule 14a-8(i)(7).

- Sourcing: Raw water is obtained from either underground wells or above-ground rivers, streams or lakes. The location and allowable withdrawal from wells and the diversions from surface water sources are subject to regulation and permitting by state, interstate or other regulatory bodies that oversee an area's water resources. For example, most public water supply wells and surface water diversions in the Delaware River and Susquehanna River basins require a permit from the Delaware River Basin Commission or the Susquehanna River Basin Commission, respectively. Such permits regulate the amount of water that may be withdrawn or diverted from the groundwater or surface water source. Withdrawals and diversions in Florida are regulated by Water Management Districts and, in Texas, by Groundwater Conservation Districts, Aquifer Authorities and other regulatory bodies. In addition, the actual design and construction of the water intake structures are subject to environmental regulatory approval. In some cases, the Company has constructed dams and reservoirs to help provide a reliable source of raw water. The location, design and construction of any such dams are also subject to extensive environmental regulation.

- Treatment: The Safe Drinking Water Act (the "SDWA") establishes criteria and procedures for the U.S. Environmental Protection Agency to develop national quality standards for drinking water. Regulations issued pursuant to the SDWA and its amendments set standards on the amount of certain microbial and chemical contaminants and radionuclides allowable in drinking water. The SDWA establishes minimum water quality standards and several states in which the Company operates have adopted more stringent treatment requirements for specific substances. The drinking water standards under the SDWA and state regulations are meant to address public health requirements, as distinct from criteria that may be based on an individual's preferences or aesthetic "acceptability." Not only are the standards for the quality of drinking water for human consumption determined by regulation, but also the design of the actual treatment facilities are also subject to review and approval by the environmental regulators.

- Distribution and Storage: The ability to place distribution piping used to transport treated water to storage tanks or directly to customers in public rights of way is often subject to review and approval of the local governmental bodies that control the local rights of way. The design of water storage tanks and reservoirs are subject to the review and approval by the environmental regulators.

- Metering: Measuring the volume of water used by a customer through metering the customer's consumption is subject to regulation by the utility regulators, including such things as the size of the meters and how often the meters must be tested or replaced.

- Billing: The price that customers must pay for the water they use is determined entirely by the state or local utility regulators pursuant to the tariffs approved by these regulators, including such things as minimum rates, maximum rates, the rates for various volumes of water used and charges for late payments. Most utility regulators establish different classes of customers (e.g., residential, commercial or industrial) and the rates to be charged to each class as part of the utility's tariff. In setting the rates, the utility regulators make a detailed examination of the utility's cost of service and the appropriate level of allowed return on equity that together form the basis for the rates the utility charges. In some states, even the design and appearance of the water bill is subject to approval by the utility regulators. Additionally, there is no generally recognized standard of "affordability" in setting utility rates, although the National Association of Regulatory Utility Commissioners have endorsed the concept of consolidation and single tariff pricing, which the Company supports.

- Customer Service: The utility regulators oversee various aspects of a utility's customer service, including the timeliness of responses to customer inquiries and payment arrangements.

- Service Territory: In most states, the areas that a public utility is allowed to serve are determined by the utility regulators. Therefore, a public utility is not permitted to serve customers outside of its approved service territory and the public utility must apply to the utility regulator for permission to serve customers outside its approved service territory.

- Financing: In most states, the issuance of debt or equity by the public utility to raise capital to finance the construction, maintenance and rehabilitation of the utility's infrastructure is subject to review and approval by the utility regulators.

In setting its position with respect to the elements of a human right to water, namely "sufficient, safe, acceptable, physically accessible and affordable water," the Proposal intervenes in management's ongoing efforts to ensure the Company's compliance with all of the aforementioned laws and regulations and with management's decisions regarding production quality and quantity of water, which is closely intertwined with the Company's compliance efforts. For these reasons, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7).

C. Regardless of Whether the Proposal Involves a Significant Social Policy Issue, the Proposal Is Excludable Because It Intrudes On The Company's Ordinary Business Operations.

The fact that a shareholder proposal may touch upon a matter with social policy implications does not necessarily remove it from the realm of ordinary business matters. Rather, the Staff's no-action precedents demonstrate that the applicability of Rule 14a-8(i)(7) depends largely on whether the proposal impermissibly intrudes on the company's internal business operations, planning and strategy. *See, e.g., Marriott International, Inc.* (Mar. 17, 2010) (permitting exclusion of a proposal requiring the company to install showerheads with reduced water flow even though the proposal raised concerns with global warming); *JPMorgan Chase & Co.* (Mar. 12, 2010) (permitting exclusion of a proposal seeking to bar financing for companies engaged in mountain top removal coal mining because it addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions, such as JPMorgan Chase's decisions to extend credit or provide other financial services to particular types of customers"); *Sprint Nextel Corporation* (Feb. 17, 2009) (permitting exclusion of a proposal seeking a report examining the effects of the company's Internet management practices on the public's expectations of privacy and freedom of expression on the Internet despite the proponent's assertion that the proposal raised significant social policy concerns because it related to the company's ordinary business operations, specifically procedures for protecting user information); *Verizon Communications Inc.* (Feb. 13, 2009) (same); *AT&T Inc.* (Jan. 26, 2009) (same); *General Electric Co.* (Feb. 3, 2005) (permitting exclusion of a proposal relating to the elimination of jobs within the company or the relocation of U.S.-based jobs by the company to foreign countries because it related to "management of the workforce" despite the proponent's objection that the proposal focused on the significant social policy issue of outsourcing jobs).

Even if the Staff were to decide that the topic of a "human right to water" has evolved into a significant social policy issue, the central considerations of the ordinary business exclusion nonetheless warrant exclusion of the Proposal. Aqua America operates a highly complex network of water and wastewater services and systems. This network consists of more than 20 surface water treatment plants, 3,000 wells, 200 wastewater treatment facilities as well as dams, reservoirs, storage tanks, all connected by almost 10,000 miles of pipeline to and from Aqua America's customers. As previously discussed, each aspect of this network is subject to federal, state and local laws and regulations. The Proposal would substantially interfere with the operation of this network and could have a wide-ranging and significant impact on Aqua America's water and wastewater business and operations. Shareholders are not in a position to make an informed judgment about the impact that implementation of the Proposal would have on Aqua America's ability to operate its business and to fulfill its commitments to its customers and other stakeholders.

The Proposal is distinguishable from similar past proposals submitted by the Proponent that the Staff has viewed not to be excludable because the companies receiving those proposals were not public water utility companies like Aqua America. Unlike in *Intel Corporation* (Mar. 13, 2009) (a semiconducter manufacturer and digital technology company), *American International Group, Inc.* (Mar. 14, 2008) (an insurance company), and *PepsiCo, Inc.* (Feb. 28, 2008) (a consumer foods and beverages company), Aqua America is a public water utility company whose business is collecting, treating and delivering water and providing wastewater services to its customers. Even if the Staff were to conclude that the topic of a "human right to water" is a significant social policy issue, Aqua America believes that, due to the degree to which it intrudes on fundamental aspects of Aqua America's business as discussed above, the Proposal nonetheless is excludable under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Already Substantially Implemented The Proposal.

A. Precedent Regarding Exclusion Under Rule 14a-(8)(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976).

Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. See Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at §11.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See* 1998 Release at n.30 and accompanying text.

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002). Thus, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (Mar. 23, 2009).

A company need not implement a proposal in exactly the manner set forth by the proponent. *See* 1998 Release at n.30 and accompanying text; *see also Hewlett-Packard Co.* (Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

B. The Company's Existing Policies and Practices Already Substantially Implement The Proposal.

The Proposal requests that the Company's board of directors create a comprehensive policy articulating the Company's respect for and commitment to the human right to water. Prior to receiving the Proposal, the Company had already formally articulated the policy requested by the Proposal through its publicly available Mission Statement, Fact Sheet and Sustainability Report, all of which are available on the Company's website.

1. Mission Statement and Fact Sheet.

The Company's Mission Statement (attached hereto as Exhibit B and *available at* https://www.aquaamerica.com/Pages/Mission.aspx), which has been approved by the Company's board of directors, holds, in part, that Aqua America is dedicated to "[p]roviding quality water and wastewater service, in a manner consistent with applicable standards for public health and environmental quality standards" and "[c]ontinuing its capital investment in system improvements including the rehabilitation and replacement of key infrastructure and facilities." The Mission Statement also states that: "Aqua is equally responsible to its shareholders, customers, employees and communities, as each represent our potential and our success. We earn public trust through our integrity, tenacity and the diligence with which we consistently deliver services that are basic to the quality of life we enjoy in the United States – potable water and the disposal of wastewater."

Moreover, in the Company's Fact Sheet (attached hereto as Exhibit C and *available at* http://ir.aquaamerica.com/ (follow "Fact Sheet" hyperlink)), the Company states: "The core business of our regulated subsidiaries is to treat this essential natural resource to a quality to meet required drinking water standards to sustain a healthy life and, after it is consumed, re-treat and deliver it to nature at a quality that can sustain a healthy environment."

These statements clearly show the Company's respect for and commitment to a human right to water and address the Proposal's underlying concerns and its essential objective.

2. Sustainability Report.

The Company also provides a comprehensive statement of its policies for providing quality water and wastewater service to the public in a sustainable manner through its Sustainability Report, which was prepared with the approval of the Company's board of directors. A copy of the 2011 Sustainability Report is attached hereto as Exhibit D and available at http://ir.aquaamerica.com (follow "Sustainability Report" hyperlink). In the Sustainability Report, the Company's Chairman and Chief Executive Officer states:

> Water is the substance of all life and the ultimate sustainable resource. It is the most recycled natural resource on the planet. At Aqua America, Inc., water is our business, and we are committed to its collection, treatment and delivery in ways that are both sustainable and beneficial for today's society.
>
> . . .
>
> At Aqua, we agree that sustainability involves conducting business in ways that can be maintained for generations, while being mindful of the impacts on society and the environment over future generations. However, sustainability requires more than making efforts to reduce a carbon footprint and reducing greenhouse gas emissions. It also requires investing in needed infrastructure improvements, being stewards of natural resources and building a corporate culture and organization that will outlive current management.

Investment in the country's water infrastructure is critical to any assessment of an organization's respect for and commitment to the human right to water. As stated in the Company's Sustainability Report:

> In 2009, the American Society of Civil Engineers issued a report card on America's infrastructure giving a grade of D+ to the nation's drinking water and wastewater systems. A 2008 Environmental Protection Agency (EPA) needs survey has stated that replacing the nation's infrastructure is the third largest category of expenditure (behind defense spending and Social Security) that the country faces. The EPA estimates that over the next 20 years more than $335 billion will need to be invested in infrastructure to continue delivering safe drinking water.
>
> With much of the nation's distribution pipes nearing the end of their usable life, many of the 55,000 community water systems in the U.S. will have difficulty raising the necessary capital to invest in these projects. Aqua America is a leader among U.S. water suppliers in infrastructure replacement and rehabilitation investments and is proud to have built, rebuilt and rehabilitated much of the environmental infrastructure that continues to sustain the regions it has served throughout its 125-year history. Collectively, Aqua America's utility subsidiaries

> have invested nearly $1.4 billion in water and wastewater infrastructure between 2006 and 2010.
>
> A typical water utility rehabilitates or replaces less than half of one percent of its distribution system each year. Aqua America is a leader in infrastructure renewal. For example, in some older systems Aqua Pennsylvania Southeast is replacing more than 2 percent of the distribution system annually. Replacing aged water mains reduces damage from breaks, inconveniences to customers, water loss from leaks and costs of emergency repairs, water production at plants and water transportation in the distribution system.

In its Sustainability Report, the Company sets forth detailed information on its policies and initiatives illustrating that the Company has already substantially implemented policies regarding its commitment to a human right to water and the underlying elements of such a right. For example, the Sustainability Report highlights the following aspects of the Company's commitment to a human right to water:

- over $300 million annual infrastructure replacement and rehabilitation program to continually upgrade its water treatment, storage and distribution systems;
- programs to reduce unaccounted for water and detect and repair leaks in its distribution system;
- remote meter reading system to make water usage easier to track, thereby increasing customers' opportunities to find leaks in their home;
- programs to assist low income customers who are struggling to pay their water bill;
- participation in a U.S. Environmental Protection Agency-sponsored program that brings together local water utilities, governments, product manufacturers, retailers and stakeholders who share a common interest to decrease water use and practice conservation;
- leadership in renovating older, less efficient water facilities with state-of-the-art technology;
- wastewater recycling and reuse activities;
- sustainable and environmentally-friendly means for disposing of residual wastes from its treatment facilities;
- watershed protection activities;
- various awards for its environmental stewardship;

- recognition from Water for People for the Company's support for the development of more efficient water systems in developing countries;
- efforts to reduce greenhouse gas emissions in its operations; and
- use of alternative energy sources, including solar energy installation to help power its treatment plants.

When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of a proposal where the company has already addressed each element requested in the proposal. *See General Electric Co.* (Jan. 23, 2010) (permitting the exclusion of a proposal requesting the board explore with certain executive officers the renunciation of stock option grants where the board had conducted discussions with the executive officers on that topic); *ConAgra Foods, Inc.* (July 3, 2006) (permitting the exclusion of a proposal requesting that the board of directors issue a sustainability report to stockholders where the company already published a sustainability report on its website); *Raytheon Co.* (Jan. 25, 2006) (permitting the exclusion of a proposal requesting that the board of directors issue a sustainability report to stockholders where the company already published a stewardship report on its website which included substantially all of the areas suggested by the proposal); *Alcoa Inc.* (Feb. 3, 2009) (permitting the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Caterpillar Inc.* (Mar. 11, 2008) (same); *Wal-Mart Stores, Inc.* (Mar. 10, 2008) (same); *PG&E Corp.* (Mar. 6, 2008) (same).

The Staff has previously concurred with the exclusion of a proposal requesting the board of a company to create a policy articulating that company's respect for and commitment to the human right to water where the company already had a water policy in place. *See Proctor & Gamble Co.* (Aug. 4, 2010). Similarly, the Company believes its Mission Statement, Fact Sheet, Sustainability Report and other policies and public statements regarding water on its website already address the underlying concerns and accomplish the essential objective of the Proposal.

An analysis of each of the elements of a human right to water as defined by the Proposal demonstrates that Aqua America has already substantially implemented the Proposal. The Company's policies, as outlined above, address water quality, availability, sufficiency and physical accessibility by emphasizing the Company's commitment to replacing and rehabilitating water infrastructure, by implementing programs to reduce water leakage, by practicing and promoting recycling and reuse of water resources and by participating in federal programs to decrease water use, practice conservation and save water. Regarding affordability of water, although water rates are set through the regulatory process, the Company supports and has implemented programs to assist low income customers who are struggling to pay their water bill. These are only some illustrative examples of how the Company's existing policies already achieve the essential objective of the Proposal. Moreover, the Company believes its existing water policies are equal to, if not more comprehensive than, the water policies in past no-action letter precedent where the Staff permitted the exclusion of a very similar shareholder proposal regarding the human right to water under Rule 14a-8(i)(10). *See Proctor & Gamble Co.* (Aug. 4, 2010).

Accordingly, the Company's existing policies already substantially implement the Proposal and provide a comprehensive statement on the Company's policies and activities regarding its respect for and commitment to providing quality, reliable water service to its customers, thereby already fulfilling the essential objective of the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

The Company would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at rhstahl@aquaamerica.com. If the Company or its legal counsel can be of any further assistance in this matter, please do not hesitate to call me at (610) 645-1035 or Justin W. Chairman and Andrew T. Budreika of Morgan, Lewis & Bockius LLP at (215) 963-5061 and (215) 963-5493, respectively.

Sincerely,

Roy H. Stahl

Chief Administrative Officer, General Counsel
and Secretary of Aqua America, Inc.

Enclosures

cc: NorthStar Asset Management Inc.
Justin W. Chairman, Morgan, Lewis & Bockius LLP
Andrew T. Budreika, Morgan, Lewis & Bockius LLP

Exhibit A



NORTHSTAR ASSET MANAGEMENT INC

November 30, 2011

Roy H. Stahl
Secretary
Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010

Dear Mr. Stahl:

Although we recognize the innovative steps Aqua America has taken regarding water conservation, we are concerned about the Company's water usage in communities with diminishing access to clean, safe water for all. With the water crisis ever increasing, we want to ensure that our Company has a comprehensive viewpoint with respect to water.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of Aqua America common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors adopt a policy on the human right to water.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Aqua America to create a human right to water policy will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,

Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Policy on the Human Right to Water

WHEREAS, Aqua America, Inc utilizes natural water resources for our company's livelihood, and water quality and quantity is vital for Aqua America's success. Three million residents throughout thirteen states from Maine to Texas rely on our Company's water service for survival;

At the time of writing this resolution, the U.S. Drought Monitor reports that 31% of the U.S. is in a drought, while nearly 9% is in an "exceptional" drought. 100% of Texas is currently in a drought, 88% of which is described by the U.S. Drought Monitor as "extreme" or "exceptional." Further, 95% of Georgia is in a drought, as well as 40% of North Carolina and 69% of Missouri, all states our Company serves.

Scientific evidence points to climate change as the reason behind droughts throughout the world. The impact of climate change has been so extreme that the UN Development Program has defined the current global water scarcity as "water apartheid" due to structural wealth and location inequalities in access to safe water. As shareholders, we are concerned that climate change will put significant pressure on our Company to provide safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use.

On September 30, 2010, the UN Human Rights Council adopted a resolution affirming that access to water and sanitation are human rights. UN Special Rapporteur Catarina de Albuquerque explained that "the right to water and sanitation is contained in existing human rights treaties and is therefore legally binding...The right to water and sanitation is a human right, equal to all other human rights, which implies that it is justiciable and enforceable." The United States joined the consensus in voting for this resolution.

Our company's continued operation without strong human right and environmental policies face serious risks to our reputation and share value if we are seen to be responsible for or complicit in human rights violations, specifically the violation or erosion of the right to sufficient, safe, acceptable, physically accessible and affordable water;

Significant commercial advantages may accrue to our Company by creating a comprehensive human right to water policy, including enhanced corporate reputation, improved community and stakeholder relations, reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits;

RESOLVED, the shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the human right to water.

SUPPORTING STATEMENT

Proponents believe the policy should elucidate Aqua America's commitment to ensuring sustainable access to water resources, entitling everyone to sufficient, safe, acceptable, physically accessible and affordable water while operating our business.



Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010

Roy H. Stahl
General Counsel

T: 610.645.1035
F: 610.645.1061
rhstahl@aquaamerica.com
www.aquaamerica.com

December 5, 2011

Via Certified Mail and Facsimile

NorthStar Asset Management Funded Pension Plan
c/o NorthStar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130
Attn: Julie N.W. Goodridge, President
Fax: 617-522-3165

Dear Ms. Goodridge,

Reference is made to your letter, dated November 30, 2011, requesting that Aqua America, Inc. (the "Company") include a proposal requesting that the Company's board of directors create a comprehensive policy articulating the Company's respect for, and commitment to, the human right to water (the "Shareholder Proposal") in its 2012 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 ("Rule 14a-8").

In your letter, you stated that the NorthStar Asset Management Funded Pension Plan ("NorthStar") is "the beneficial owner . . . of more than $2,000 worth of shares of Aqua America common stock held for more than one year." You further indicated that, upon the Company's request, you would provide proof of ownership. Rule 14a-8 provides, in pertinent part, that "in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submitted the proposal." Rule 14a-8 further provides that "you must continue to hold those securities through the date of the meeting." A copy of Rule 14a-8 is attached hereto as Annex A for your reference.

Please provide a written statement from the record holder of your securities or similar supplemental documentation evidencing the amount of securities NorthStar owned as of November 30, 2011 and verifying that, as of November 30, 2011, you continuously held such securities for at least one year. Please provide such documentation within 14 calendar days of your receipt of this notice. Failure to respond within the specified time period may allow the Company to exclude the Shareholder Proposal pursuant to the provisions of Rule 14a-8. We look forward to receiving your response.

Sincerely,

Roy H. Stahl

Chief Administrative Officer, General Counsel
and Secretary of Aqua America, Inc.

Enclosure

G:\lawgrp\CORPAFF\(68626446)_(2)_Aqua America - Letter to Northstar Asset Management.DOC



NORTHSTAR ASSET MANAGEMENT INC

December 7, 2011

Roy H. Stahl
Secretary
Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010

Dear Mr. Stahl:

Thank you for your letter in response to our shareholder proposal filed on November 30, 2011. Enclosed, please find a letter from our brokerage, MorganStanley SmithBarney (a DTC participant), verifying that the NorthStar Funded Pension Plan has held the requisite amount of stock in Aqua America for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Should you need anything further, do not hesitate to contact me at mschwartzer@northstarasset.com. Thank you in advance for your attention to this matter.

Sincerely,

Mari C. Schwartzer
Coordinator of Shareholder Activism

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

MorganStanley
SmithBarney

December 2, 2011

Roy H. Stahl
Secretary
Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010

Dear Mr. Stahl:

Morgan Stanley Smith Barney, a DTC participant, acts as the custodian for the NorthStar Asset Management, Inc. Funded Pension Plan. As of November 30, 2011, the NorthStar Funded Pension Plan held 121 shares of Aqua America common stock valued at $2,649.90. Morgan Stanley Smith Barney has continuously held these shares on behalf of the NorthStar Asset Management Funded Pension Plan since November 30, 2010 and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,

Donna Colahan
Vice President
Chartered Long Term Care Specialist
Chartered Retirement Plan Specialist
Financial Advisor
The Colahan//Calderara Group
Morgan Stanley Smith Barney LLC

Exhibit B


AQUA



Our Mission

Aqua is equally responsible to its shareholders, customers, employees and communities, as each represent our potential and our success. We earn public trust through our integrity, tenacity and the diligence with which we consistently deliver services that are basic to the quality of life we enjoy in the United States – potable water and the disposal of wastewater.

Aqua is dedicated to:

- Providing quality water and wastewater service, in a manner consistent with applicable standards for public health and environmental quality standards.
- Continuing its capital investment in system improvements including the rehabilitation and replacement of key infrastructure and facilities.
- Being the investment of choice among utility investors based on growth in earnings, dividends and total return to shareholders.
- Treating employees fairly, communicating openly and providing opportunities for development and growth to retain a well-trained workforce and the necessary management depth so that succession planning is an integrated element of the culture.
- Ensuring courteous and responsive service to customers, regulators, and public officials.

Demonstrating leadership through civic involvement in the communities we serve, acting as stewards of the environment; and being proactive in the development of public policy issues crucial to the success of the water and wastewater industries.

Exhibit C



Fact Sheet

Corporate Overview

Aqua America, Inc. is the publicly traded holding company for regulated water and wastewater utilities serving approximately three million people in Pennsylvania, New York, Ohio, North Carolina, Illinois, Texas, Florida, New Jersey, Indiana, Virginia, Maine, Missouri, and Georgia. In 2011, Aqua America celebrates the 125th anniversary of its operations and its 40th anniversary on the New York Stock Exchange. 2010 marked the 11th straight year of net income growth. The company has increased its dividend 20 times in the past 19 years. Aqua America is listed on the New York Stock Exchange under the ticker symbol **WTR**.



Our Business

Water is undoubtedly our greatest natural resource. Water utilities are the only utility businesses charged with delivering a product that is ingested. The core business of our regulated subsidiaries is to treat this essential natural resource to a quality to meet required drinking water standards to sustain a healthy life and, after it is consumed, re-treat and deliver it to nature at a quality that can sustain a healthy environment.

Water Industry Overview

More than 53,000 water systems exist in the U.S., making the water industry the nation's most fragmented utility industry. Less than one percent of these systems serve more than 100,000 people. Less than 15 percent of water utilities are privately held (based on number of people served). The balance is municipally owned. More stringent drinking water regulations from the U.S. Environmental Protection Agency (EPA), reliability standards required by state utility commissions, and the capital needed to meet such standards on the part of many system owners are among the factors that might drive consolidation. The EPA has estimated that an investment of $335 billion for water systems and $390 billion for wastewater systems is needed for required improvements in the next 20 years.

Corporate Strategy

Aqua America's strategy is focused on the asset ownership model (as opposed to managing municipal systems) where Aqua invests needed capital in company-owned systems, then files rate requests to recover a fair, regulated return. Aqua's long-term business model has been growth-through-acquisition to provide new platforms in which to invest capital necessary for environmental improvements.

In 2010, Aqua grew its customer base by 1 percent through organic growth and 23 acquisitions. Over the past 15 years, the company has completed over 250 growth ventures, which have tripled its customer base. The largest acquisitions include: Consumers Water Company (five states, 230,000 customers); AquaSource (six states, 130,000 customers); Heater Utilities (North Carolina) and Florida Water in 2004 (65,000 customers), and New York Water Services in 2006 (45,000 customers).

Financial Highlights

(in thousands, except per share amounts)

Years ended December 31,		2010	2009
Operating revenues		$726,072	$670,539
Operating income		$272,076	$237,459
Net income		$123,975	$104,353
Net income per common share:			
	Basic	$0.91	$0.77
	Diluted	$0.90	$0.77
Average common shares outstanding:			
	Basic	136,948	135,816
	Diluted	137,296	136,129

Operating Locations

Serving 3 million people in 13 states



For investor relations information, contact:
Brian Dingerdissen
bjdingerdissen@aquaamerica.com
610.645.1191

Market Information

6/30/11 closing price: $21.98

Market capitalization: $3 billion

52 week high: $23.79

52 week low: $17.18

Dividend yield: 2.8%

Annualized dividend: $0.62

Average daily volume (TTM): 0.68M

Dividend Highlights

- Declared cash dividend increase of 6.9 percent on August 3, $0.62 annualized payable December 1, 2010.
- 20 cash dividend increases in the last 19 years
- Paid dividends for 65 consecutive years

Net Income (in millions)

5-Year Compounded Annual Growth Rate: 6.3 percent


$125
$100
$75
$50
$25
$0
$92.0
$95.0
$97.9
$104.4
$124.0
2006
2007
2008
2009
2010

Dividends Per Share (annualized as of 12/31)

5-Year Compounded Annual Growth Rate: 7.6 percent


$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.46
$0.50
$0.54
$0.58
$0.62
2006
2007
2008
2009
2010

Operating Revenues (in millions)

5-Year Compounded Annual Growth Rate: 7.9 percent


$800
$700
$600
$500
$400
$300
$200
$100
$0
$533.5
$602.5
$627.0
$670.5
$726.1
2006
2007
2008
2009
2010

Customer Count

5-Year Compounded Annual Growth Rate: 2.8 percent

Customer counts were adjusted to reflect the cummulative effect of utility system dispositions as follows: 24,853 in 2006; 23,597 in 2007; 1,001 in 2008 and 398 in 2009.


1,000,000
800,000
600,000
400,000
200,000
0
901,970
925,781
944,539
953,039
962,970
2006
2007
2008
2009
2010

Exhibit D



2011 Sustainability Report

Aqua continually invests in sustainable efforts that work towards our goal of a greener planet, so nature can do what nature does best.

For Us Being Green Comes Naturally.

AQUA



Message from the Chairman

Water is the substance of all life and the ultimate sustainable resource. It is the most recycled natural resource on the planet. At Aqua America, Inc., water is our business, and we are committed to its collection, treatment and delivery in ways that are both sustainable and beneficial for today's society.

Aqua America traces its beginning back to 1886 and fully expects to provide services to a continuously growing number of customers well into the future. We understand that a key component to our sustainability is our capital investment program that has allowed us to continue to provide quality drinking water and reliable service to an increasing number of customers for the past century.



But what exactly is sustainability? One widely used definition comes from the 1987 Bruntland Report from the World Commission on Environment and Development. It defines sustainability as "development that meets the needs of the present without compromising the ability of future generations to meet their own needs." During the early part of my career both as a former environmental official at EPA and secretary for the environment of the Commonwealth of Pennsylvania, I had the opportunity to manage those sometimes-competing interests.

At Aqua, we agree that sustainability involves conducting business in ways that can be maintained for generations, while being mindful of the impacts on society and the environment over future generations. However, sustainability requires more than making efforts to reduce a carbon footprint and reducing greenhouse gas emissions. It also requires investing in needed infrastructure improvements, being stewards of natural resources and building a corporate culture and organization that will outlive current management.

The federal Safe Drinking Water Act and the Clean Water Act establish criteria and standards for drinking water and wastewater discharges, respectively.

Aqua America's ability to comply with these federal regulations has not only allowed us to be in business for as long as we have; it has been key to our ability to grow our customer base. We have worked hard to earn our reputation as a "go-to" utility for other smaller, under-capitalized systems when they find that they can no longer operate in today's more stringent regulatory environment.

This report highlights some of Aqua's effort to achieve these principles and cites the metrics by which we measure our own performance toward these goals for comparison to other utilities.

Whether it is our extensive reinvestment in aging water and wastewater infrastructure; our leak detection or wastewater reuse programs; the replacement of some traditional fleet vehicles with electric hybrids; recycling used motor oil for heat where appropriate; or the construction of the second largest solar power array in Pennsylvania, Aqua is proud of its accomplishments. And we are committed to building on our accomplishments to improve sustainability for the future.

Nicholas DeBenedictis
Chairman and Chief Executive Officer

Corporate Profile

Aqua America, Inc.

Aqua America provides water and wastewater services to approximately 3 million people in 12 states: Pennsylvania, Ohio, North Carolina, Illinois, Texas, New Jersey, New York, Indiana, Florida, Virginia, Maine and Georgia. It owns and operates more than 20 surface water treatment plants, 3,000 wells, 200 wastewater treatment facilities and almost 10,000 miles of water and sewer mains. The company employs about 1,700 people.

Aqua America traces its roots to the Springfield Water Company, which was founded in 1886 by professors from Swarthmore College in southeastern Pennsylvania. The utility built one of the nation's first water filtration plants on the Crum Creek in Delaware County.

Total Service Territory


ME
NY
PA
NJ
OH
IN
IL
MO
VA
NC
GA
FL
TX

Springfield Water changed its name to Philadelphia Suburban Water Company (PSW) in May 1925 and in 1968 created a holding company — Philadelphia Suburban Corporation (PSC) — which was listed on the New York Stock Exchange in July 1971.

Following its expansion into several other states, in January 2004, PSC changed its name to Aqua America, PSW changed its name to Aqua Pennsylvania and the Aqua "state name" became the name of all of Aqua America's state utility operating companies.

Today, more than half of Aqua America's customers are located outside of Pennsylvania, although Aqua Pennsylvania remains the company's largest operating subsidiary. Aqua America is the second largest publicly traded water utility in the United States and continues to trade on the New York Stock Exchange under the ticker WTR.

Aqua Pennsylvania

Aqua Pennsylvania serves 1.4 million people in 30 counties. The company owns 21 impoundments that hold more than 10 billion gallons of water and more than 100 treated-water storage facilities, with a combined capacity of 190 million gallons. Water is supplied from the Schuylkill, Delaware, Shenango and Allegheny rivers; the Pickering, Neshaminy, Crum, Ridley, Chester and Roaring creeks and various tributary streams. Groundwater is supplied by approximately 270 wells and the Upper Merion Reservoir — a former quarry — now impounding groundwater.

Basis of Research

In preparing data for this report, Aqua America found that very few water utilities had comparable documents that contained substantive metrics and data. It was also discovered that not all Aqua America business units had the historical information and records needed for inclusion in this report. This was particularly true for systems Aqua America acquired in the past decade.

As a result, this report is based largely on data from Aqua Pennsylvania — the company's largest and oldest business unit, which represents half of its operating revenues (52 percent) — and more specifically its southeast Pennsylvania operations (Aqua Pennsylvania Southeast). The report includes data from other business units when and where information was available.

Pennsylvania Service Territory



Sustainable Infrastructure

Distribution and Collection Systems
In 2009, the American Society of Civil Engineers issued a report card on America's infrastructure giving a grade of D+ to the nation's drinking water and wastewater systems. A 2008 Environmental Protection Agency (EPA) needs survey has stated that replacing the nation's infrastructure is the third largest category of expenditure (behind defense spending and Social Security) that the country faces. The EPA estimates that over the next 20 years more than $335 billion will need to be invested in infrastructure to continue delivering safe drinking water.

With much of the nation's distribution pipes nearing the end of their usable life, many of the 55,000 community water systems in the U.S. will have difficulty raising the necessary capital to invest in these projects. Aqua America is a leader among U.S. water suppliers in infrastructure replacement and rehabilitation investments and is proud to have built, rebuilt and rehabilitated much of the environmental infrastructure that continues to sustain the regions it has served throughout its 125-year history. Collectively, Aqua America's utility subsidiaries have invested nearly $1.4 billion in water and wastewater infrastructure between 2006 and 2010.

Aqua Southeast Pennsylvania Main Break Averages



40
35
30
25
20
15
10
5
0
Break Avg. per 100 miles
AWWA Nationally Acceptable Main Breakage Range: 25 - 30 breaks per 100 miles of pipe
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

A typical water utility rehabilitates or replaces less than half of one percent of its distribution system each year. Aqua America is a leader in infrastructure renewal. For example, in some older systems Aqua Pennsylvania Southeast is replacing more than 2 percent of the distribution system annually. Replacing aged water mains reduces damage from breaks, inconveniences to customers, water loss from leaks and costs of emergency repairs, water production at plants and water transportation in the distribution system.

Aqua America takes a strategic approach to determine what pipe to replace and when, based on the age, material, size and location of the main, its break history, and water quality in the area. According to the American Water Works Association (AWWA), the national average for water main break occurrence is 25 to 30 main breaks per 100 miles of pipe per year. Break rates vary from system to system, and most of Aqua's water systems have break rates that are within or below this range. Aqua's largest distribution system is in Southeast Pennsylvania, and averages fewer than 19 breaks per 100 miles per year — a number that continues to decline. The break rate is dependent on the age and characteristics of the pipe and its environment. Aqua America is committed to a proactive — as opposed to a reactive — approach to main replacement and rehabilitation.

Credit Rating
Access to capital is crucial to execute an adequate capital reinvestment program. In the utility business sectors, Standard & Poor's (S&P) analyzes qualitative business and operating characteristics to determine bond ratings that serve as a benchmark for evaluating the relative credit risk of the issuer/utility. Aqua Pennsylvania has an "A+" corporate credit rating, which S&P equates to a "stable" outlook, and ranks in the top 20 percent of water utilities and the top 4 percent of investor-owned utility companies. Strong credit ratings increase a company's access to capital at lower interest rates.

Aqua Pennsylvania's first mortgage bonds have a senior secured debt rating of "AA–" with a recovery rating of "1+" indicating a full recovery of principal under the rating agency's default scenario models. Aqua Pennsylvania is the number one investor-owned user of the Pennsylvania Infrastructure Investment Authority (Pennvest) loans in Pennsylvania.

These prudent investments and timely loan repayments support annual growth in earnings. In August 2010, Aqua America's annualized dividend rate increased 6.9 percent to $0.62. This marked the 20th consecutive increase in the past 19 years. In 2010, Aqua was named a "Dividend Achiever" by Mergent, Inc., for annual dividend increases over a 10-year period.

Tracking Water Production and Delivery

Aqua Pennsylvania uses efficient and modern technologies to monitor its distribution network and to measure water production and delivery in two distinct ways.

Unaccounted Water

Water utilities have two methods of tracking water once it leaves the water treatment plant. Non-revenue water (NRW) is water that is sent from the treatment plant (sendout), but cannot be identified as having been sold to a customer. It includes both metered and unmetered water. Examples include water lost from identified and unidentified leaks and breaks in the distribution system and water used for public services like firefighting or flushing. Some lost water, like leaks, can be accounted for after discovery using AWWA-accepted estimating protocol. A subset of NRW, unaccounted water (UAW), is much more difficult to accurately measure. UAW is water the utility has no way to track and includes unknown leaks and breaks, malfunctioning meters and theft. Aqua Pennsylvania closely monitors available UAW data to target main replacements.

The national average for UAW among large water suppliers across the U.S. is just over 20 percent and is considerably higher in many older systems. Aqua Pennsylvania, however, on average has been able to maintain unaccounted water below the national average, despite acquiring operating systems that contain many water mains well over 100 years old. Aqua Pennsylvania currently is investigating even better methods to track and reduce UAW. One example of an inherited high-loss system that has reduced water loss is Laurel Lakes. This system had an average UAW of more than 50 percent two years ago. However, after careful monitoring, research, more efficient equipment and targeted infrastructure investment, that amount has been cut in half to under 25 percent.

PUC Audit Participation

Aqua Pennsylvania is currently participating in a Pennsylvania Public Utility Commission (PUC) audit that employs AWWA methodology to more closely track the company's sendout and customer consumption in its older and smaller distribution systems. Aqua Pennsylvania has included approximately 11 systems in its Northeast operations division (Aqua Pennsylvania Northeast) with higher unaccounted water. The company is hopeful that the audit will highlight the benefits of the AIMS and GIS systems currently used primarily in Southeastern Pennsylvania, and support decisions to expand the use of this technology to small systems elsewhere.

Leak Detection

Aqua Pennsylvania Southeast currently employs three full-time employees dedicated to the detection of distribution system leaks. They perform block-by-block surveys of the entire 4,400-mile distribution system using advanced acoustic leak detection equipment. On a rotating basis, they are able to cover the entire distribution system every four years. Pipeline stream crossings are also monitored on an annual basis, as are major transmission mains, valve-by-valve. The team finds hundreds of leaks each year, preventing substantial water loss and avoiding more costly emergency repairs. A consultant provides the same services to Aqua Pennsylvania Northeast.


Laurel Lakes Average Annual UAW %


Annual Running Average UAW%
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Aug-07
Jan-08
Jun-08
Oct-08
Mar-09
Aug-09
Jan-10
Jun-10
Nov-10
Apr-11

Infrastructure Management Software

The ability to track and monitor its 4,000-square-mile service area is critical for Aqua Pennsylvania's growing business strategy. This spurred the creation of two cutting edge GPS-based leak-tracking software programs beginning in 2005. The Asset Information Management System (AIMS) and Geographic Information System (GIS) programs have replaced outdated hard-copy maps.

In 2008, Aqua Pennsylvania won the "Management Innovation" award from the National Association of Water Companies for its AIMS and GIS programs. AIMS allows users to electronically retrieve detailed information on pipes, hydrants, main breaks and customer taps. It also provides a link to more than 50,000 scanned images of as-built construction plans, providing "one-stop shopping" for distribution system information.

AIMS is combined with a robust GIS that allows users to retrieve and display visual information about the distribution system network with a web-based map application. Both initiatives were designed to meet Aqua Pennsylvania's need for a formal and efficient means to prioritize infrastructure projects while optimizing the use of capital to replace or upgrade the company's distribution system infrastructure.

AIMS currently includes data on:

- 23,183 hydrants
- 33,138 water main breaks and leaks over 50 years
- 434,021 tap (service) records
- 28,052 extensions (pipe projects).

The GIS was created with existing scanned distribution system maps and data acquired from the past 50 years. The GIS database currently includes:

- 5,488 miles of pipe
- 66,101 valves
- 175 pressure zones
- Aerial photos of the entire service area
- Tax parcel maps for four of the five southeastern Pennsylvania counties served.

In addition to serving as critical management and organization tools, AIMS and GIS have also proven their value in day-to-day operations. Aqua Pennsylvania field personnel regularly use laptops equipped with secure wireless Internet access to pull up detailed construction drawings from the central server. Emergency crews can access the necessary drawings any time, locate leaks at the service line, and have a plan in place for dealing with the situation before they even reach the site, saving thousands of dollars in repairs and man hours. Currently there are more than 200 AIMS and GIS users including engineering, operations, laboratory, customer service, meter shop and field personnel.

In 2010, the use of AIMS and GIS was expanded to include all Aqua Pennsylvania systems. Similar GIS efforts began in Aqua Ohio in 2010.

Tables of Data

streets
parcels
elevation
land usage
real world

Geographic Features

Mains
Hydrants
Breaks
Taps
Customers

Aqua Pennsylvania GIS

- 150 features
- 600,000 records
- 66,000 mains
- 52,000 valves
- 18,000 hydrants
- 22 GB imagery

A GIS is fundamentally a specialized relational database called a geodatabase.


J-31
K-31
J-32

Neighborhood map of the GIS outlining current pipe and valve locations. This system allows workers to quickly locate and identify pipe breaks and leaks while in the field.

Hach Water Information Management System Software

In 2010, Aqua Pennsylvania began using Hach's Water Information Management System software (WIMS) — a full-function water quality data integration/data management and analysis system. WIMS automatically imports and integrates water quality data from multiple sources and stores it in a single, easy-to-access database. The software has built-in functionality that automatically prepares compliance reports and contains more than 100 built-in formulas that automatically perform complex calculations for the end user. The software enhances Aqua's predictive and preventive troubleshooting, and problem identification potential with specific emphasis on water quality. It also enables the timely completion of regulatory compliance reporting.

Asset Management Software

In 2009, Aqua Pennsylvania employed new asset management software at its southeast Pennsylvania, Roaring Creek and Shenango division production facilities. The software is a repository for all of the divisions' production assets, which captures and records all preventive, predictive and corrective maintenance. At the end of the first quarter 2011, the database contained information on nearly 8,000 assets and has generated more than 31,500 routine/preventative work orders and more than 8,100 corrective work orders. The information is used to identify patterns that help the company make key maintenance decisions.

In 2010, Aqua America subsidiaries in Florida, Illinois, Indiana, North Carolina, Ohio, Texas and Virginia began initial use of the software, inputting more than 5,500 assets. In 2011, their use will expand to include the generation of preventative, predictive and corrective maintenance work orders.

Remote Meter Reader Technology

Water meters accurately track and display customer usage. Aqua America employs advanced metering technology to accurately track both water production and consumption. Production meters are monitored and data is recorded in the company's Supervisory Control and Data Acquisition (SCADA) systems.

To ensure accuracy, production meters are calibrated every six months. More than 80 percent of Aqua America's customer meters are outfitted with radio-frequency (RF) remote read meters.

The transition to the RF devices began in 2000 for efficiency purposes. Unlike gas and electric, water meters in many states must be protected from freezing, so are often located indoors. Historically, this limited the locations for placement of meters and complicated the task of meter readings. RF systems have eliminated these problems. A specially configured RF meter-reading vehicle remotely collects and records more than 8,000 accurate meter readings in a day, compared to approximately 350 reads from manual meter recording. The current system has been installed for nearly 642,000 customers and continues to grow.

RF Meter Reading
An employee remotely records RF meter signals from a vehicle fitted with a laptop.

The RF program reduces personnel and fuel costs, while allowing Aqua America to cost-effectively provide monthly bills based on actual usage. Monthly billing makes water usage easier to track, and therefore, increases customers' opportunities to find leaks.

Annual Installed Radio Frequency Meter Reading Devices for Aqua America

700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

RF also allows for readings to be taken the same day each month, eliminating delays resulting from multiple trips, weather or conflicting customer schedules.

The automated process reduces the chance of human error due to "missed reads" or inaccuracy, and pinpoints problems faster. The process is safer and more convenient for customers and staff. Readings are taken remotely, so customers do not need to be home. Meter readers no longer need to enter premises, eliminating the chance of accidents or animal attacks.

Water Use Metrics and Trends

To understand sustainable water practices, it is helpful to establish guidelines for making comparisons. Since 1995, the U.S. Geological Survey has reported detailed aggregate water use in the United States every five years. The most recent USGS report available, from 2005, confirms the trend that total water use, specifically residential usage, has been flat or declining for more than a decade. According to the USGS, the average U.S. family of 3.5 people uses roughly 350 gallons of water a day. The average water consumption for a family in Pennsylvania is significantly less at around 195 gallons. In comparison, residential customers served by Aqua Pennsylvania Southeast use about 160 gallons per day, down from 187 gallons in 2005.

Despite population growth, total consumption continues to decline as people use less water per household. Reasons for the decline could include legislation requiring more efficient water appliances and fixtures, as well as a more ecological and sustainable mind-set concerning natural resources nationwide. The chart below shows the national average for residential daily water use per person in states in which Aqua America operates. Pennsylvania ranks as one of the lowest consumers of water. Aqua Pennsylvania consumers on average use even less — about 50 gallons a day per person— nearly half as much as the national average of 100 gallons/day.

While Aqua America makes infrastructure improvements and uses the latest technology to improve water use efficiency, its customers are taking their own initiatives to reduce water consumption in their homes and businesses.


National Per Capita Water Consumption Per Day
160
140
120
100
80
60
40
20
0
Texas
South Carolina
New York
Georgia
Florida
Missouri
Illinois
Indiana
Virginia
North Carolina
Ohio
New Jersey
Pennsylvania
Maine
National Average

Water Sendout

Despite a downward trend in total water use, Aqua America's business continues to grow. Water production (sendout) for Aqua Pennsylvania has been relatively flat for the past 10 years, at about 48 billion gallons annually, while its customer base and revenue have grown. Despite disruptions from droughts, floods and economic cycles, Aqua Pennsylvania consistently provides the same level of service to its expanding customer base, without negatively affecting local source waters or the environment.


Aqua Pennsylvania Southeast Sendout Water vs. Customers


Sendout Gallons
Residential Customers
Millions of Gallons
50,000
48,000
46,000
44,000
42,000
40,000
38,000
36,000
34,000
32,000
30,000
Residential Customers
500,000
450,000
400,000
350,000
300,000
250,000
200,000
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Helping Hand

Aqua's Helping Hand program works with local county social service agencies to assist low-income customers who are struggling to pay their water bill by allowing them to make more manageable monthly payments without losing water service. To help customers control their water usage, and therefore their bill, Helping Hand provides customers with a free water conservation and repair kit and, in some cases, arranges for an on-site inspection to identify and repair small leaks and install water-saving fixtures in sinks, showers and toilets.

The repair kit includes leak detection tablets, a low-flow showerhead, kitchen swivel aerators, bathroom aerators, Teflon tape, toilet water saver, a flow meter bag (that allows customers to measure their water usage) and a pamphlet with water-saving tips. Customers who enroll in the program and make good faith payments toward their arrears qualify for a monthly credit to their account for each timely payment they make. Customers who participate in the program learn water conservation tips, save on their monthly bills and eventually eliminate their water utility bill debts.

WaterSense

Aqua America is a proud partner of the EPA-sponsored WaterSense program. WaterSense brings together local water utilities, governments, product manufacturers, retailers and stakeholders who share a common interest in decreasing water use and practicing conservation behavior patterns.


EPA
WaterSense
PARTNER

WaterSense endorses products that meet the program's high standards and offers free product information to consumers. WaterSense performs its own independent testing and certification, often endorsing products 20 percent more water-efficient than average products in that category.

Aqua America's partnership with WaterSense is another example of the company's continual effort to improve the services it provides by helping customers improve water use efficiency.

Partnership for Safe Water

Aqua Pennsylvania joined the Partnership for Safe Drinking Water — a voluntary cooperative effort between the U.S. Environmental Protection Agency, the American Water Works Association (AWWA) and other drinking water organizations. Participating utilities benchmark their water quality from select plants to ensure they continue to meet and outperform the high standards of the partnership.

Aqua Pennsylvania's infrastructure investments have enhanced treatment plant performance above regulatory standards at many facilities, including several acquired older facilities. Aqua Pennsylvania now has 10 plants enrolled in the program, joining the list of more than 400 total plants serving 85 million people nationwide.

The company goes beyond the minimum requirements in other ways to bring its customers water that consistently meets or exceeds all water quality standards. Aqua Pennsylvania's in-house, state-certified laboratory tests for many more water quality parameters than what are required by regulations.

Aqua's Crum Creek Water Treatment Plant

Treatment Plants and Wastewater Reuse

Treatment Plants

Aqua America's team of professional engineers and production and treatment technicians have collectively made Aqua America an industry leader in renovating older, less efficient water facilities with state-of-the-art technology.

Neshaminy Ultraviolet Oxidation Technology

The installation of a state-of-the-art UV-oxidation system at Aqua Pennsylvania's Neshaminy Water Treatment Plant in Southeastern Pennsylvania has improved the plant's water quality, decreased its operating costs and positioned itself to reduce its carbon footprint by an estimated 21.5 million kilograms over the next 20 years.

Routine naturally occurring algae blooms in the Neshaminy Creek create taste and odor problems that were previously treated with the application of powdered activated carbon (PAC). At times, some customers still reported an earthy or musty taste and odor in the treated water and the PAC contributed significantly to the production of residual waste.

Aqua Pennsylvania's commitment to water quality and sustainability led to the exploration of alternative methods to address the issue as well as reducing its residual waste. Aqua chose to install a UV-oxidation system, which in combination with hydrogen peroxide fed upstream of the UV reactor, breaks down contaminants (photolysis) and the hydrogen peroxide into a hydroxyl radicals. This powerful oxidant reduces taste and odor-causing contaminants that come from algae. At the time of its installation, the plant was one of only 12 of its kind in North America.


TROJAN UV SWIFT ECT
Neshaminy: UV Oxidation Technology

Historical data showed that a PAC dosage of 30 mg/L could achieve a maximum 55 percent reduction in geosmin, while UV-oxidation guarantees a minimum 90 percent reduction. In addition to more effectively treating taste and odor compounds, UV-oxidation also decreases the plant's carbon dioxide output. The Neshaminy plant is anticipated to reduce its carbon footprint from 29 million kilograms over 20 years to 7.5 million kilograms, and cut its residual waste in half compared to treatment with PAC.

According to a 20-year lifetime cycle assessment, the installation and operation of UV-oxidation at the Neshaminy plant would release 74 percent fewer carbon dioxide equivalents versus PAC. This equates to 23,670 less tons of carbon dioxide being released into the atmosphere, equivalent to the fossil fuel emissions released by driving nearly 5,000 cars for one year.

Bristol Treatment Plant

In 2006, Aqua Pennsylvania received an EPA award for sustainable public health protection for rehabilitating the 130-year-old Bristol water treatment plant (at right). Aqua Pennsylvania acquired the system in 1996 and invested $10 million to rebuild and upgrade the facility within the existing footprint of the old structure. The plant serves a population of approximately 30,000. The EPA commended Aqua Pennsylvania for its ability and willingness to tackle the challenge of neglected water systems.

Bristol Before

Crum Creek Treatment Plant

In 2009, Aqua Pennsylvania rededicated the completely renovated 117-year-old Crum Creek water treatment plant. Rebuilding the plant was a 5-year project that cost more than $33 million. The plant can produce 24 million gallons of water per day and serves residents in 23 municipalities across Delaware County. In addition to treatment process upgrades to improve water quality, the project installed more efficient pumping equipment. Aqua Pennsylvania expects to save almost one million kilowatt hours of electricity annually from these improvements.

Bristol After

Mirror Lake Treatment Plant

In conjunction with the start up of its new membrane filtration plant in August 2010, Aqua Maine constructed a combined solar thermal and photovaltaic energy system in an effort to reduce purchased power consumption. The new solar system should reduce the plant's purchased electricity by 80,000 kWh a year, and is one of the largest solar systems in Maine.


Mirror Lake

Wastewater Reuse

A small (just over 10 percent based on revenue) but important part of Aqua America's business is wastewater treatment and disposal. Wastewater recycling and reuse represents an opportunity to promote sustainable practices and technology.

Traditional methods of wastewater disposal have relied on stream discharge or, for private and small community septic systems, subsurface disposal with minimal treatment. But properly treated wastewater can be applied as spray or drip irrigation to fields, woodlands and recreational landscaping.

Nutrients that are not removed during the treatment process can be beneficial to plants instead of being a detriment to water bodies. The additional energy and chemicals that would be required to remove the last increments of nutrients during the treatment process can be avoided. For customers with high demand for irrigation water, wastewater reuse can lower costs by replacing more expensive water resources and reducing stress on limited high-quality resources, while completely eliminating the discharge of nutrients into streams, lakes or estuaries. Aqua America currently has more than 250 wastewater plants, about 15 percent of which provide high-quality treated effluent for reuse.

Fruitville Plant

Although Florida receives plentiful rainfall, most of the state does not have an abundance of accessible fresh water. Irrigation demands are high, and the state has been a leader in promoting wastewater reuse for irrigation. Aqua Utilities Florida's Fruitville wastewater plant uses Advanced Wastewater Treatment (AWT) technology.

These higher levels of treatment rank above the EPA-mandated requirements, providing high-quality effluent for local Sarasota residents. The water is distributed to large ponds, then used as irrigation for office parks, landscaped common areas, golf courses, and fields for crops. Some of Aqua Utilities Florida's wastewater plants dispose of treated effluent through percolation ponds that replenish the groundwater table. None of the company's wastewater treatment facilities discharge treated wastewater to surface waters.

Hawthorn Woods

Aqua Illinois's Hawthorn Woods wastewater treatment facility produces high-quality treated wastewater effluent for reuse for golf course irrigation.

Disinfection Practices

In 2007, Aqua Pennsylvania installed its first on-site sodium hypochlorite generator (OSG) at an Upper Merion well. This OSG replaced the traditional disinfection system that used chlorine gas. In the OSG process, a brine solution passes through an electrode where an electrical charge is applied producing a nonhazardous liquid chlorine that disinfects the water.


Fruitville

Chlorine gas is toxic and must be transported, stored and handled very carefully. OSG systems eliminate this risk, using water and food-grade salt to produce nonhazardous solutions.

In 2008, Aqua Pennsylvania embarked on a program to replace gaseous chlorine at its wells and boosters with hypochlorite. To date, Aqua Pennsylvania has converted 14 wells and booster stations to OSG systems. In 2011, Aqua Pennsylvania plans to install an OSG at its largest well facility.

Residuals Management

Residuals Management

Residual waste is created during the water treatment process. Aqua America owns and operates 14 such water treatment facilities in Pennsylvania, Ohio and Illinois. Residuals must be adequately treated and properly disposed. Aqua employs a number of sustainable, environmentally friendly means for disposal.

Types of Residuals

There are two main types of residuals generated by Aqua America's largest water treatment facilities: coagulant residuals and lime residuals, with the latter coming from plants that soften water in the treatment process.

Coagulant Residuals

Coagulant residuals are the most common residual and form when a metal salt is added to the water as a "coagulant" that causes impurities to stick together and settle out of the water being treated. The resulting residuals are a viscous liquid. Ten of Aqua America's 14 largest water treatment facilities produce coagulant residuals.

Lime Residuals

Lime residuals are produced at the remaining four large water treatment facilities as a result of softening the water. These "lime softening" plants primarily add lime to remove calcium and magnesium hardness, as well as other impurities. The resulting residuals are made up almost exclusively of lime, have a consistency similar to coagulant residuals but weigh more, and are white.





Lagoon
A lagoon allows water to drain away and the sun to naturally dry residuals over time.

Treatment

Residual treatment involves removing a sufficient amount of water to change the waste from a liquid to a solid, making it easier and less costly to transport and dispose. Aqua America's subsidiaries' treatment processes commonly use lagoons for drying residual waste and mechanical dewatering to thicken the residual.

Belt Filter Presses

Once tens of millions of gallons of water have been cleaned and readied for the distribution system, there is the question of what to do with the residual waste. Optimal residual treatment involves maximizing removal of water from the residuals, making it easier and less costly to transport and dispose. Until 2010, waste from most of Aqua Pennsylvania's treatment plants was dried in lagoons before being hauled to a waste disposal facility. The introduction of belt filter presses at two of Aqua Pennsylvania's largest water treatment facilities has decreased the volume of material requiring disposal by reducing the amount of water in the waste material.

Quarry Reclamation
The old, abandoned Foxcroft Quarry is being backfilled with residual waste, providing soil for new plant life.

The belt filter presses literally press the waste material between two belts that roll over a drum before proceeding through a series of rollers squeezing water from the residual waste. Three of the new machines are in operation at Aqua Pennsylvania's Pickering facility and two are at work at the company's Crum Creek Plant. The belt filter press operation reduces the volume of solids produced, resulting in fewer truck trips to the disposal sites, which equates to fuel savings. At Pickering, prior to the belt filter presses, the company was hauling just 12 percent solids. The belt filter presses produce approximately 26 percent solids (24 percent at Crum), cutting the volume hauled to disposal in half, extending the life of the disposal sites.

Sustainable Disposal

Depending upon the location and type of waste, Aqua Pennsylvania disposes (or reuses) its residuals in a number of ways. Aqua owns several quarries that are permitted to accept residuals and are close to its water treatment facilities, keeping transportation costs low. Because water treatment residuals are an inert waste material, reclaiming abandoned quarries is a good reuse practice.

A second form of residual reuse is through land applications. Lime residuals from two of Aqua's water treatment facilities are applied to farmland as a substitute for agricultural grade lime. In one case, coagulant residuals are mixed with wastewater bio-solids (sewage sludge) from a wastewater treatment plant and applied as a fertilizer to farmland. At one Aqua Ohio plant, coagulant residuals are blended with other materials and used in the manufacture of compost.

Watershed Protection

Watershed Protection

Aqua America depends on reliable and high-quality natural water sources to provide its services. The preservation efforts of the native vegetation and wildlife surrounding streams, rivers and reservoirs help maintain water quality. Aqua Pennsylvania's watershed protection initiatives have preserved large tracts of land, providing a home for wildlife and opportunities for recreation.

Bucks County, Pennsylvania

In May 2002, the Bucks County Department of Parks and Recreation, with a grant from the Pennsylvania Department of Conservation and Natural Resources (DCNR), purchased 44 acres of land from Aqua Pennsylvania (then Philadelphia Suburban Water Company). The land is located in parts of Bensalem, Middletown and Lower Southampton townships.

East Bradford Township, Pennsylvania

In February 2004, Aqua Pennsylvania donated 36 acres of land to East Bradford Township along the East Branch of the Brandywine Creek near the Ingram's Mill Water Treatment Plant, preserving the land as open space.

Brush Valley Preservation Project, Pennsylvania

In January 2003, Aqua Pennsylvania announced an agreement to transfer 9,000 acres of woodlands to the protective care of DCNR. This conservation achievement offered a rare opportunity for large, uninterrupted and unspoiled woodland with a self-contained watershed to be preserved for both the benefit of the public water supply and public recreational land use.

The project was financed and transferred through multiple interstate partnerships. The Richard King Mellon Foundation and a land trust grant to The Conservation Fund from DCNR's Community Conservation Partnership Program each provided half of the project funding. DCNR acquired 7,000 acres through this agreement, and Aqua Pennsylvania donated the remaining 2,000 acres. The property represented a natural oasis for the entire region, being protected for more than 100 years by water company ownership. It remains one of the largest, most intact watersheds in the Commonwealth.

The property, east of Shamokin, stretches more than 10 miles along a valley between Big and Little mountains in Coal and Mount Carmel townships in Northumberland County and Conyngham Township in Columbia County. This land contains several reservoirs including the entire Roaring Creek Watershed. DCNR has since incorporated the land as part of the Wyoming State Forest, managed by the Bloomsburg district office. The property was dedicated in October 2003 by Governor Edward Rendell for public recreational use.

Mt. Carmel Dam Removal, Pennsylvania

Aqua Pennsylvania acquired Mount Carmel #1 & #2 dams as part of the Consumers Water Company merger in 1999. These dams were constructed in 1883 to supply water to the nearby Borough of Mount Carmel. Although the reservoirs behind the dams were quite small, the Pennsylvania Department of Environmental Protection classified the dams as "high hazard" because if either dam failed, residents and property in the borough would be at risk. Aqua had never used these reservoirs for water supply and in 2008, decided to remove the dams.

Once approvals were obtained, removal was a simple process of emptying the water behind the dams, demolishing the dams, regrading the site, and constructing a stream channel to carry the flows through the site just as the original stream flowed before the dams were constructed. The project was completed at the end of 2010.

Moscow Dam Removal, Pennsylvania

The Moscow Dam (near Scranton, Pennsylvania) was obtained by Aqua as part of its acquisition of Northeastern Utilities, Inc., in 2000. The dam was in poor condition, and Aqua removed it in 2008. Prior to its removal, Aqua had not used this facility for water supply.



Moscow Dam Before

Valley Forge Stream Crossing

Aqua Pennsylvania's engineering team

collaborated with Gannett Fleming, Inc., to develop an innovative and environmentally friendly solution to restore a stream at Valley Forge National Park and protect a major transmission main exposed by erosion over a 55-year period.


Moscow Dam After

Aqua's team constructed six 25-foot overflowing pools and raised and flattened the 400-foot stream bed upstream to reduce the overall slope and promote a slower, less erosive water velocity in the stream. Coir logs, fascines and live stakes (all natural materials) were installed along the stream banks, and native trees and shrubs were planted for further stabilization and maintaining natural beauty.

This design preserved the character of Valley Forge National Park and stabilized the eroded creek channel to prevent a future recurrence of the erosion problem. The project earned Aqua Pennsylvania and Gannett Fleming the 2011 Diamond Award from the American Council of Engineering Companies of Pennsylvania. It also earned Aqua the Award of Excellence in the conservation and environmental category from the Association of Conservation Engineers at their 17th annual Carl Anderson Conservation Project Engineering Awards program.

Pine Lake Wetland Preservation, Ohio

In 2009, Aqua Ohio completed a transaction with the Mill Creek Metropolitan Park District in Beaver Township of Mahoning County Ohio. South Range School District wanted to construct a new school that would require developing in a wetland area near Pine Lake.

Aqua Ohio worked with South Range and provided an environmental covenant, granting them 5.4 acres of land to mitigate the environmental effects of the construction. The result was a wetland banking program that expanded the wetland, increasing the biodiversity of the area.

Heron Sanctuary, Illinois

Aqua Illinois owns and operates the 1,000-acre Lake Vermilion in Danville, Illinois, as a water supply to local residents. The lake is a home to natural wildlife and is a popular recreational attraction for locals and visitors. In 1992, the water level was raised by 4.5 feet resulting in the creation of a nearby wetland, now called Heron County Park. The park is home to muskrats, egrets, bald eagles, river otters (released in 1996) and the park's most popular residents, blue herons. It is home to a big heron rookery — one of only five known in the entire country. In 2004, Aqua Illinois donated more than 83 acres in four separate parcels of land to the Vermillion County Conservation District, creating the organization's fourth community park. Visitors to the Heron County Park can enjoy a stroll across the 950-foot floating walkway that traverses the park, watching animals in their natural habitats.

TreeVitalize

Aqua Pennsylvania has supported the TreeVitalize Watershed program since 2005. Working closely with the Pennsylvania Horticultural Society and the five county conservation districts, Aqua Pennsylvania has been involved with the planting of thousands of trees along the banks of Pennsylvania's local source water rivers and streams. The goal of the TreeVitalize program is to reforest the riparian buffers, reducing the potential for sediment erosion decreasing water quality.

The TreeVitalize program is locally driven, relying on volunteers of the local communities in the watershed. Aqua Pennsylvania aims to educate the public about the program, and the importance of a sustainable balance between nature and human activity. Community involvement promotes local ownership and pride in the projects, and reinforces a sense of community. Additional trees also create a net carbon sink, sequestering greenhouse gas in the air, while improving the aesthetic appeal of the community.




Heron Sanctuary

Awards and Recognition

The Water Resources Association of the Delaware River Basin bestowed its 2010 Business & Industry Award to Aqua Pennsylvania, highlighting several of the utility's accomplishments including the on-line publication of its first Sustainability Report; the installation of a 1.1 megawatt solar farm at its Ingram's Mill water treatment plant, which produces about 30 percent of the electricity needed to power the plant and feeds excess power into the grid on peak hours in the summer; its leadership position in replacing aging distribution system infrastructure, thereby reducing the impact of main breaks and water loss; the development of an award-winning Asset Information Management System to track its infrastructure and prioritize water main replacement; and the consistent reduction of its fuel usage and emissions over the last three consecutive years — most recently marked by a 10 percent reduction in average fuel usage.

Aqua Pennsylvania's Roaring Creek Water Treatment Plant received the Phase III Directors Award of Recognition from the Partnership for Safe Water, a national volunteer initiative developed by the Environmental Protection Agency (EPA) and other water organizations representing water suppliers striving to provide their communities with drinking water quality that surpasses the required state and federal standards. For several years, Aqua Pennsylvania collected operating data before endeavoring to complete the Phase III self-assessment stage.

Phase III included a thorough review of operations and management to identify opportunities for improvements. The final report identified corrective actions, which were implemented to assure the highest quality water is produced. Aqua's Roaring Creek Plant is just one of 53 surface water treatment plants in Pennsylvania to be presented the award for successfully completing the Self-Assessment and Peer Review phase of the Partnership program, a phase which consists of identifying factors that limit treatment plant performance.

The Ingram's solar farm also won the **Green Power: Turn it On!** award from Citizens for Pennsylvania's Future (PennFuture), which recognizes individuals and organizations annually for their work in promoting the clean energy economy in Pennsylvania.



Aqua Vice President Preston Luitweiler, Philadelphia Water Commissioner Howard Neukrug and Aqua CEO Nick DeBenedictis at the Water Resources Association of the Delaware Basin annual awards dinner.

Aqua Pennsylvania and Gannett Fleming, Inc., received the American Council of Engineering Companies of Pennsylvania 2011 Diamond Award, which honors outstanding achievements in engineering, for Aqua's innovative, environmentally friendly renovation of a water main in the Valley Forge National Historical Park that had been exposed by erosion over 55 years.

The Valley Forge Park Water Main and Stream Restoration Project also received the Award of Excellence in the conservation and environmental category from the Association of Conservation Engineers at their 17th annual Carl Anderson Conservation Project Engineering Awards program.

Aqua Pennsylvania's environmental stewardship has been recognized by numerous environmental support groups, including:

- **Water for People**, an international group, honored Aqua Pennsylvania for donating time and funds to develop more efficient water systems in developing countries like Honduras and Guatemala.
- **Automation Service** presented the "Above and Beyond" award to Aqua Pennsylvania for Aqua Pennsylvania's recycling of old, broken or surplus controls and parts.
- **The Perkiomen Watershed Conservancy (PWC)** awarded Aqua Pennsylvania the Corporate Award for significant contributions to the preservation and improvement of the Perkiomen Creek Watershed. The following year, **PWC** recognized two Aqua Pennsylvania employees for their contributions to the preservation and improvement of the Perkiomen Creek Watershed.
- Aqua Pennsylvania received the Northeast Regional Award of Merit from the **Association of State Dam Safety Officials** for outstanding contributions in the field of dam safety. Aqua Pennsylvania operates 22 dams across the state and has installed instrumentation at all of its large dams to help monitor performance and detect potentially hazardous conditions.
- The **Water Resources Association of the Delaware River Basin (WRA)** awarded Aqua New Jersey the Business and Industry Award for its installation of an advanced ultraviolet (UV) water treatment plant in Lopatcong Township. Water is disinfected with chlorine, and then saturated with UV lights, providing two distinct disinfection mechanisms for eliminating micro-organisms from already very clean water. Aqua New Jersey is the first utility in New Jersey to use UV in this particular type of application for approximately 10,600 customers.
- **The Greater Valley Forge Transportation Management Association** (GVF) awarded Aqua Pennsylvania its 2010 Environmental Leadership Award for its ongoing commitment to the environment. The GVF represents business, municipal, county and state officials who work to alleviate transportation and pollution issues affecting the Greater Valley Forge area.
- **The Pennsylvania Environmental Council** awarded Aqua Pennsylvania the Governor's Award for Environmental Excellence from the Pennsylvania Department of Environmental Protection for its 1.1 megawatt solar farm at the Ingram's Mill Treatment Plant. This award highlights organizations statewide that best demonstrate environmental innovation and protection across the Commonwealth.


Bethayres Stream after dam removal

Energy Resources

Climate Change

Aqua America has considered how environmental changes, including climate change, might affect its utilities. The water and wastewater businesses are heavily influenced by weather conditions and seasonal fluctuations.

Drought conditions and government-imposed water use restrictions have affected Aqua America's systems in the past, and will continue to do so in the future. These have been, and will continue to be, addressed with reservoir storage, conjunctive use of water resources, and emergency conservation and water use restrictions.

GHG Footprint

Despite limited available data, a preliminary footprint of 2008 Green House Gas (GHG) emissions for Aqua Pennsylvania Southeast was created. The graph reports that business operations created the CO_2 equivalent of 91,200 metric tons. Upon closer examination, Aqua Pennsylvania Southeast is only directly responsible for about 9 percent of that value.

Aqua Southeast Pennsylvania 2010 GHG Sources



- Facility Natural Gas – 1%
- Facility Propane – 0%
- Facility Heating Oil – 0%
- Facility Electronic Usage – 95%
- Fleet Gasoline – 3%
- Fleet Fuel Oil – 1%
- Facility Emergency General Fuel Oil – 0%

Electricity used for pumping and treating water and wastewater accounts for 91 percent of all activity. Generated energy is already accounted for by electricity producers. Still, Aqua Pennsylvania Southeast is committed to lowering electricity demand as well as associated environmental implications through a number of innovative methods.

Aqua Pennsylvania Southeast annually uses almost 122 million kWh of electricity to treat and deliver more than 41 billion gallons of water. This amounts to about 3 kWh per 1,000 gallons of water delivered. The company continues to invest in projects to improve motor and pump efficiency and to use alternative, sustainable sources of electric power. -

Networked Light Control

In an effort to control energy costs, Aqua America teamed up with a lighting control technology company in 2004 to reduce wasted power from lighting. Installed at the corporate office, the program uses an integrated electricity management lighting control program designed to save energy while optimizing the workplace environment. Electronic dimming ballasts, more efficient fluorescent lamps, occupancy sensors and photo sensors were all installed and connected to the corporate intranet. This networked system allows users to individually control and program specific light levels from their desktops.

The photo sensor system can also automatically execute demand-responsive load shedding by monitoring natural light levels, and reducing wattage during peak energy demand periods.

The system features 157 personal controllers and 10 photo sensors. More than 276 occupancy sensors placed throughout the building detect motion, automatically powering down unused rooms and eliminating wasted power from hours of unnecessary lighting.

Altogether, 1,817 connections are controlled. The monitoring system and more efficient lighting are estimated to save Aqua Pennsylvania roughly 916,000 kWh annually, without sacrificing safety, productivity or employee comfort.

Laboratory Equipment

Recent renovations and updated systems in Aqua Pennsylvania's water testing laboratory have increased lab equipment power efficiencies. All machines are connected to an Uninterruptible Power Supply (UPS), increasing reliability and minimizing demand loads and the need to rerun samples. Most lab instruments come equipped with auto-samplers, allowing machines to run unattended. Automatic sampling speeds up testing, while decreasing human error. A new method of analytics has recently been adopted called "micro extraction," allowing for 98 percent less testing chemicals and solvents to get sufficient data. This new procedure minimizes hazardous waste byproducts while simultaneously decreasing test run times.



Alternative Energy

Wind Power

Aqua America has been exploring alternative sources of power for some time. In 2005, Aqua Pennsylvania purchased 100 percent wind-generated electricity to power its headquarters in Bryn Mawr and two Chester County buildings for a year. The Citizens for Pennsylvania's Future (PennFuture) granted Aqua America the "Green Power" award for its use of energy-saving technologies and dedication to protecting the environment.

Aqua Pennsylvania has continued this green tradition by annually purchasing more than 4 million kWh of wind energy from PECO, the regional electricity distributor, or the equivalent power of a 1.5 MW turbine.

Solar Power

Aqua Pennsylvania has also employed solar-powered equipment where applicable. Aqua Pennsylvania uses solar-powered directional traffic boards instead of diesel operating systems. In addition, the company now has solar-powered mixers at five of finished water storage tanks and Upper Merion Reservoir. Water inside these large storage tanks can become stratified during periods of low demand. The solar-powered mixers continually mix the water thereby sustaining water quality without having to provide additional chemicals.

Ingram's Mill Solar Farm, Pennsylvania

Aqua Pennsylvania's largest and most significant investment towards a greener infrastructure to date came in the form of a massive construction project at one of its treatment plants. In December 2009, Aqua Pennsylvania installed a 1 MW, 4,400-panel, solar farm on 4.5 acres to power its Ingram's Mill water treatment plant in East Bradford Township, Chester County. Funding for the $5.6 million plant came from a dual partnership with the Pennsylvania Department of Environmental Protection and a $1 million federal stimulus grant from the Pennsylvania Energy Development Authority.

On a sunny day, the panels generate more than 100 percent of the power needed by the plant — providing free power during peak electricity loads and relieving strain on the power grid during the busiest water production months. The normal power load at the Ingram's Mill plant is about 70 percent of the solar farm's peak capacity, so on any sunny day the plant could sell as much as 300 kilowatts back to the local energy provider, while still running the plant for free.

On cloudy days, it is estimated the panels still produce roughly 30 percent of the plant's electricity requirements. In 2010, Ingram's Mill consumed 5 million kWh of which the solar facility provided 1.4 million kWh, or 28 percent of this requirement. It is estimated that the solar farm reduced the electricity bill by $95,000 in 2010.


Ingram's Mill Solar Farm

The Ingram's Mill plant can produce up to 6 million gallons of water a day, supplying 25,000 West Chester-area residents. Aqua Pennsylvania estimates that the solar farm energy output each year equals:

- A reduction of CO_2 emissions by 1.4 million pounds, or
- offsets the need for 3,000 barrels of oil, or
- avoids the equivalent of 2.6 million car miles.

In recognition of Aqua Pennsylvania's commitment to the environment as evidenced by the Ingram's Mill solar farm, Aqua received the 2010 Pennsylvania Governor's Award for Environmental Excellence, the Greater Valley Forge 2010 Environmental Leadership Award and the Green Power: Turn it On! award from Citizens for Pennsylvania's Future (PennFuture), which recognizes individuals and organizations annually for their work in promoting the clean energy economy in Pennsylvania.

Aqua America's evaluation of opportunities to use solar energy at other facilities that have adequate acreage to better manage electrical usage has led to plans for three additional projects.

In 2011, Aqua Pennsylvania plans to install a 1.8 MW solar farm on a 6.5-acre site at the Pickering water treatment plant in Schuylkill Township, Chester County. Aqua has been awarded a $1.5 million grant from the Commonwealth Financing Authority to help offset the anticipated construction expense of $7.5 million.

Aqua New Jersey is also planning on the installation of two solar facilities during 2011 as a means of managing electrical usage, which is a water utility's largest operating expense other than labor. Aqua New Jersey is planning to construct a 400 kW solar facility at the reservoir site in Lopatcong Township, Warren County and a 110 kW facility on a well property site in Gloucester Township, Camden County. It is anticipated that these two solar farms will combined produce approximately 600,000 kWh at an installation cost of $2.7 million.

Direct GHG Sources

Purchased electricity accounted for 95 percent of Aqua Pennsylvania Southeast's GHG 2010 footprint. These emissions should be attributed to the electric supplier, not to Aqua, to avoid double counting. Of the remaining 9 percent over which Aqua has control, 77 percent comes from fuel to power its fleet, while the remainder can be attributed to general heating of facilities and emergency power generation. From 2009 to 2010, Aqua Pennsylvania Southeast has reduced electricity consumption by almost 3.9 million kilowatt hours and reduced its fuel consumption by roughly 28,000 gallons, lowering its estimated GHG emissions by about 3,250 metric tons.

Fuel Consumption and Efficiency

Aqua America operates a total of 1,250 service vehicles, 550 of which serve Aqua Pennsylvania. The fleet management team has taken significant steps to reduce fuel usage and emissions from Aqua's vehicles. They regularly monitor vehicles and investigate new technologies.

Aqua Southeast Pennsylvania Direct GHG Sources


Facility Natural Gas – 23%
Facility Propane – 1%
Facility Heating Oil – 3%
Fleet Gasoline – 59%
Fleet Fuel Oil – 12%
Facility Emergency General Fuel Oil – 2%

Specific adaptations, where applicable, might be tested regionally and then implemented across the whole of Aqua America. The company is employing a combination of fuel efficiency, vehicle technologies and behavior modifications to reduce its impact on the environment.

In 2010, Aqua operations averaged fuel mileage of 12.07 MPG, up from 11.91 MPG in 2009. In total, Aqua employees drove 44,000 fewer miles, saving 58,000 gallons of fuel, in service to additional 9,2000 customers. That's an average of 1.64 gallons of fuel per customer per year, down from 1.71 gallons per customer per year in 2009.

Aqua America is making great strides to lower its fuel demand. In the past two years, 12 states have lowered their fuel consumption while servicing customers.

Sustainable Adaptations

Currently, Aqua Pennsylvania Southeast is transitioning all diesel-powered vehicles and equipment to B5 biodiesel and is testing this alternative fuel on dump trucks, gang trucks, backhoes, air compressors and a portion of the wastewater fleet. This transition requires no engine modifications or capital investment. Aqua Pennsylvania transitioned its entire gasoline-powered forklift fleet to propane and electric.

Aqua Pennsylvania has made a transition to using only synthetic oils in all fleet engines, leading to less wear on engines and increased fuel economy. A corporate-wide decision was made to extend oil-change maintenance intervals on most cars and light trucks from 4,000 to 6,000 miles and on Class 8 trucks from 6,000 miles to 12,000 miles.

For safety, Aqua America consulted its vendor, Mobil Oil, as well as an independent lab to test oil from vehicles for two years before the decision was made.

Recycling Motor Oil

Fleet management is also making efforts to recycle wherever possible. At the Souderton and Springfield fleet maintenance garages, there are two clean-burning oil furnaces using 100 percent recycled motor oil that mechanics retrieve from vehicles. Each year, the Springfield service garage generates between 2,000 gallons and 3,000 gallons of used motor oil from oil changes, which must be properly disposed. Rather than pay for certified recyclers to haul the oil away, a special heating system recycles the waste oil and heats the garage.

The special oil furnace is capable of burning used motor oil, transmission oil and hydraulic oil, as well as No. 4 heating oil, and is 20 percent to 50 percent less expensive than natural gas. The shop, formerly heated with six natural gas heaters, now has the option of choosing how to heat its facility given current energy price markets.

These furnaces are approved by the EPA and meet strict environmental guidelines for "Energy Efficient Commercial Building Property" heating devices. The system reduces annual energy and power costs of the building between 17 percent and 50 percent.

At the Springfield location, the new system saved approximately $5,000 in heating costs. The Souderton garage has had a similar system since 2006. As the only source of heat, its free energy has already paid for itself in savings and benefits to the environment.

Vehicle Technologies

Aqua Pennsylvania's fleet contains 202 large trucks and pieces of construction equipment and 348 small service/meter vehicles. Recently, seven hybrids have been added, achieving an estimated 10 percent savings in fuel economy. Aqua America is also exploring E85 Fuel Flex vehicles where practical. Currently, 40 E85 vehicles are in operation, mostly in Missouri. Fleet management plans to replace existing vehicles with the fuel flex technology where practical and wherever current fuel sources are available.

Idleright Fuel Management

Aqua Pennsylvania is currently testing Idleright Fuel Management technology on three vehicles. The system allows work vehicles to be parked with lights on while automatically idling the vehicle only when necessary, while constantly monitoring the battery condition. In a six-hour time span, the Idleright Fuel Management system will only use a quarter gallon of gas.

Decreasing Energy Demand Through Training

Aqua America is also focusing efforts on teaching employees how to decrease energy demand. The company continues to educate employees on more efficient driving behaviors, as well as enforcing a "no unnecessary idling" policy.

Fleet management has also been exploring GPS technology capabilities. Vehicles equipped with the GPS unit allow employees to perform business more efficiently while reducing miles and lost work time.

The tracking system allows operation managers to view real-time vehicle position, identifying the closest vehicle to address customer and maintenance emergencies. The GPS technology prepares fuel saving reports allowing for more efficient use of vehicles. Fleet management analyzes these findings and consistently monitors the most economical vehicles to match an employee's workload and responsibility.

Paperless Billing

In early 2011, Aqua launched paperless billing in New Jersey, New York and Pennsylvania. The company plans to launch the program company-wide by the end of 2011. Paperless billing not only provides customers access to current and previous bills around-the-clock, but also provides a more secure way to receive and pay their bills.

Additional Green Practices

Aqua America's sustainable practices extend beyond its own operations. Each year, Aqua purchases approximately 1,000 retreaded tires, with no negative impact to its fleet operations.

Tire recycling is a very sustainable activity because a large portion of the tire is reused in the retreading process. Recycled tires use one-third of the energy required to produce new tires, saving nearly half a billion gallons of oil each year.

With nearly one million customer accounts, most of which are billed monthly, Aqua America prints millions of billing statements annually. The company's bills are printed on mixed source Forest Stewardship Council-certified paper. Aqua America's stationery and business cards are printed with environmentally friendly vegetable-based inks.

In early 2011, Aqua launched Aqua Online, its paperless billing program to customers in New Jersey and Pennsylvania. The program is expected to rolled out company-wide by the end of 2011.


AQUA

Sustainable Employee Working Practices

A company is only as good as the people who work for it. Aqua America understands this, and is dedicated to creating a sustainable working atmosphere. Aqua America offers a number of programs to attract and retain employees, understanding that a satisfied employee provides long-term value, dedication, trust and superior performance, distinguishing the company from other employers.

And because Aqua America subsidiaries are producing such a vital resource distributed to hundreds of thousands of homes and businesses daily, the company wants to hire and retain quality employees.

Benefits and Pay

Aqua America offers competitive salaries and benefit packages. One-third of its workforce is unionized, so wage rates, benefit packages and other terms of employment are negotiated with the unions representing their employees. Non-union employee salaries are developed based on a grade structure that considers job requirements and local market values. Each year, the company reviews the grade structure and adjusts low, mid and high points to determine salary ranges. This is decided within pre-determined geographic zones because salaries vary by location.

Bonuses

Aqua America maintains an Employee Recognition Program called the Chairman's Award. This rewards non-union employees for superior performance that contains costs, improves efficiency and productivity of the workforce, or better serves its customers. Awards may also be given for special heroic actions, or for a project that positively impacts the performance or image of the company.



Professional Development

Aqua America offers a wide array of training and development programs to enhance the skills of its workforce through ongoing educational seminars. Training is made available to all levels of employees. The company provides workshops on skill-related topics, self-improvement, diversity and respect in the workplace.

Some classes, including respect in the workplace, which highlights diversity and harassment issues, are required. Other optional courses feature a series of "how to" lessons such as managing people, communicating better and managing multiple locations, projects, deadlines and priorities. Classes supplement business writing skills. Employees are also able to take approved business-related seminars outside of the office, the cost of which is paid by the company.

For those seeking higher education, there is a tuition reimbursement plan of up to 100 percent for approved classes at a maximum amount of $5,250 per calendar year. The company also regularly partners with local colleges, establishing strong co-op and internship opportunities for students interested in a career in the water industry.

Skill Management

Specific jobs within Aqua America require extensive training and certification. To date, Aqua America currently employees more than 265 licensed water operators and 106 licensed wastewater operators.

Employees receive annual performance reviews based on previously established professional development goals. Job postings are offered internally before being made public.

Promotions in all job categories are based on the knowledge, skills and abilities of the candidates.

Rotating Assistant Superintendent Program

The Rotating Assistant Superintendent Program was initiated in 2008 as part of a succession plan for anticipated retirements at key management positions. The objective is to expose existing assistant superintendents to different management styles, source water and treatment systems.

Rotations last about one year across all southeast Pennsylvania surface water treatment plants. The program has been a success in its key objective, but also offers near-term benefits by helping standardize operational plans across all water treatment plants and making a greater number of managers available to cover vacations and other short-term coverage.

Cadet Program

One new skill management program Aqua Pennsylvania is currently testing is the Cadet Program. This unique program exists for junior staff members and introduces them to different management styles and operations.

The Cadet Program is a rotational program for production engineers, requiring a technical degree and four years of professional experience. The production engineer will have the chance to work as an integral management member carrying out day-to-day operations with top level management.

This will enable participants to gain on-the-job experience, and learn the skills to become mid-level management. Currently, Aqua Pennsylvania has three production engineers who participate in the program. Participants are exposed to all aspects of water production and treatment, and from which they may choose their areas of speciality.



Call Center

Aqua America operates a state-of-the-art consolidated customer service operation that includes a central call center and billing operation serving most of Aqua's business
operations. Call centers are located in three locations (Bryn Mawr, Pennsylvania; Cary, North Carolina and Kankakee, Illinois) but operate as a single virtual entity.

Customers from all states can call the same toll-free number (877.WTR.AQUA), and calls from any service territory can be taken by any customer service representative regardless of their location. This approach significantly reduces the possibility of the entire customer contact system being offline at the same time.

The call centers were created to better serve Aqua America's customers on all fronts. Customers have the ability to check their account balance or pay their bill through a voice-recognition and touch-tone based system. The call centers represent an important human link between Aqua and its customers, allowing a large company to service individual customer needs.

Typical customer inquiries involve establishing or terminating service,
bill explanations, high water usage questions, customer delinquency, bill payment and emergencies. Staffed by approximately 77 full-time and part-time customer service representatives, the centers are open during normal business hours and handle approximately one million calls per year.

After business hours, an automated system routes emergency calls to local field operators. Customer service representatives receive intensive and frequent training to be able to handle all call types. With standardized training and systems, Aqua is able to deliver consistent service to all of its customers.



Community and Civic Involvement

Aqua America is a community leader in the areas where it provides water and wastewater services. Employees contribute their time to clean up local creeks and watersheds, assist the Red Cross with smoke-detector campaigns, mentor students through the Big Brothers/ Big Sisters program and raise funds for local charities.

Many employees also serve on the boards of local chambers of commerce and other civic organizations.Through its charitable giving, Aqua America supports a variety of worthy non-profit organizations involved with environmental stewardships, health and safety, youth leadership and community improvement. Given the nature of its business as a water provider, Aqua America has close working relationships with many local fire companies.

The company is also committed to civic engagement, supporting local economic development efforts in its service areas and working with business, government, education and non-profit leaders to ensure strong communities with healthy economies.

In addition to its strategic community relations programs, Aqua America responds when crises occur. In the days following the tsunami in Japan, Aqua employees began making financial contributions to help the victims of the Japan earthquake and Pacific tsunami through the American Red Cross.



Those donations were matched by the company. Similar action was taken in the wake of other natural disasters including the tsunami in Indonesia, Hurricane Katrina and the earthquake in Haiti.

Corporate Giving: Waterway Play

During the fall of 2008, in partnership with Philadelphia's Please Touch Museum for children, Aqua America sponsored Waterway Play, an interactive and educational water exhibit. The 36,000-square-foot exhibit takes children down a winding river while teaching about science, nature and weather.

Kids can build and race boats, crank fans to generate wind, activate a lighthouse beacon and fog horn, raise a drawbridge, test boats in water currents, turn an Archimedes screw, and play at the landing and tidal pool.

The exhibit features the Aqua America Water Education Program Cart, which provides children and their parents with information about water safety and conservation, along with interactive presentations.

Through the Please Touch Museum exhibit and other efforts, Aqua is committed to teaching children about the importance of conserving water and respecting local watersheds.

pour it on

In early 2011, Aqua launched a company-wide volunteering effort called "pour it on." The program was developed to promote and encourage volunteerism and provide employees with the tools they need to be more involved in their communities.

Through the program, employees will be able to connect with non-profit organizations, events and other employees interested in volunteering.



pour it on logo



Aqua America has made significant headway in its green efforts. The greatest testament to its ability to sustain its business is its 125-year history of providing water and wastewater service to its customers. It is clear that had Aqua America not been successful in its profession, the company would not have survived — and thrived — for this long.

Aqua America and its subsidiaries are making significant prudent investments in infrastructure required to provide services for decades to come while taking additional steps to further reduce its environmental impact in the form of GHG, thereby reducing its carbon footprint. It is documented in the awards section of this report that these efforts have been recognized by numerous organizations.

Aqua continues to be an environmental steward, caring for its watersheds and contributing to open space programs, particularly in cases where doing so benefits the company, its customers and the community. Further, the company and its employees contribute to the communities in which they operate through charitable giving and real labor in the form of stream cleanups.

Aqua America's green efforts range from reductions in electric usage to increases in fuel efficiency. On the social front, the company's equal opportunity and affirmative action policies mean that the workforce will continue to mirror the communities it serves.

Aqua America plans to use the accomplishments it has made to date as a platform from which to further its sustainability efforts. Sustainability is an evolving process that requires a level of consciousness that is inherent to the water utility industry. This industry was created out of a need to maintain, sustain and treat the most precious natural resource for public health.

As Aqua America continues to grow and explore new business opportunities, the company will employ the same commitment to the environment that led to its creation 125 years ago.

762 W. Lancaster Avenue
Bryn Mawr, PA 19010

www.aquaamerica.com
NYSE: WTR

AQUA

